SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF October 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY REPORT
(From January 1, 2007 to June 30, 2007)
THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents
I.	Overview

II.	Business

III.	Financial Information

IV.	Auditor’s Opinion

V.	Management Structure

VI.	Shares

VII.	Employees

VIII.	Transactions with Interested Parties

IX.	Other Relevant Matters
Attachment: Korean GAAP Non-consolidated Financial Statements

I. OVERVIEW
1. Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Other businesses related to the above
2. Company History
A. Changes Since Incorporation
(1) Date of Incorporation
– March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2) Location of Headquarters
– 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
– 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
– 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
– 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
– 11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B. Mergers
(1) Target: Shinsegi Communication Co., Ltd.
– Date: January 13, 2002
– Registration: January 16, 2002
(2) Target: SK IMT Co., Ltd.
– Date: May 1, 2003
– Registration: May 7, 2003
C. Significant Recent Business Events
N/A
3. Information Regarding Shares

A. Total number of shares

			(Unit: shares)
(As of June 30, 2007)	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,526,252	—	8,526,252	—
VI. Number of shares outstanding (IV-V)	72,667,459	—	72,667,459	—

B. Capital Stock and Price per Share

(As of June 30, 2007)						(Unit: Won, shares)
		Capital (total face value)			Price per share
		Capital amount		Total amount		Capital/	Capital/
		in financial	Total number of	of distributed	Par value	Total number of	Number of distributed
		statements	issued shares	shares	per share	issued shares	shares
Classification	Type	(a)	(IV of A×b)	(VI of A×b )	(b)	(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3

Total		44,639,473,000	40,596,855,500	36,333,729,500	500	549.8	614.3

C. Acquisition and Disposition of Treasury Shares
(1) Status of Acquisition and Disposition of Treasury Shares

		Amount at the			Retirement	Amount at the end of
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (–)	(–)	period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share	4,561,572	—	—	—	4,561,572
	Preferred share	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	—	77,970
	Preferred share	—	—	—	—	—
Sub-total	Common share	4,639,542	—	—	—	4,639,542

	Preferred share	—	—	—	—	—

Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	—	3,886,710
	Preferred share	—	—	—	—	—
Total	Common share	8,526,252	—	—	—	8,526,252

	Preferred share	—	—	—	—	—

Notes:

*	Of the 4,639,542 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,688,842 shares were deposited with the Korea Securities Depository as of June 30, 2007 for any exchange of the Company’s overseas exchangeable bonds.

D. Employee Stock Ownership Program
(1) Transactions with the Employee Stock Ownership Program
a)	On August 23, 1999, the Company lent Won 118.6 billion of purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.
–	Terms of the loan: 8-year installment repayment plan following a three-year grace period

–	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b)	Repayment amount during the first to the second quarter of 2007 : Won 1,808,302,000
–	Details of the loan repayment

(As of June 30, 2007)		(Unit: in thousand Won)
Classification	Amount	Remarks
Initial loan amount	118,577,755	Lent on August 23, 1999 to 3,540 persons
Accumulated repayment amount	112,856,502	Includes Won 1.81 billion repaid during the first to the second quarter of 2007

Balance	5,721,253	Expected full repayment by June 2010
(2) Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3) Shareholdings of the Employee Stock Ownership Program

(Unit: shares)
Account		Balance at the beginning
classification	Types of share	of period	Balance at the end of period
E.S.O.P. account	—	—	—
Member account	Common share	197,240	174,646

*	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

4. Status of Voting Rights

(As of June 30, 2007)			(Unit: shares)
Number of
Classification		shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,526,252	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A − B − C + D)	Common share	72,667,459	—
	Preferred share	—
5. Dividends and Others

	(Unit: in million Won except per share value)
	—,
Classification	2007(Half year)	2006	2005
Par value per share	500	500	500
Current net income	799,584	1,446,598	1,871,380
Net income per share	11,003	19,734	25,421
Income available for distribution as dividend	—	1,574,716	1,930,626
Total cash dividend	72,667	582,386	662,529
Total stock dividend	—	—	—
Percentage of cash dividend to available income (%)	—	40.3	35.4
Cash dividend yield ratio(%)
Common share	—	3.6	4.9
Preferred share	—	—	—
Stock dividend yield ratio (%)
Common share	—	—	—
Preferred share	—	—	—
Cash dividend per share
Common share	1,000	8,000	9,000

(Unit: in million Won except per share value)
—,
Classification	2007(Half year)	2006	2005
Preferred share	—	—	—
Stock dividend per share
Common share	—	—	—
Preferred share	—	—	—

*	The total amount of cash dividend for the year ended December 31, 2006 includes the interim dividend amount of Won 73,714 million, and the cash dividend amount per share of Won 8,000 for the same period includes the interim dividend amount of Won 1,000 per share.

*	The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share of Won 9,000 for the same period includes the interim dividend amount of Won 1,000 per share.
II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of June 30, 2007, the number of domestic mobile phone subscribers reached 42.3 million and with a 87.5% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth

		(Unit: 1,000 persons)
Classification	End of 1H 2007	End of 2006	End of 2005	End of 2004	End of 2003
Penetration rate (%)	87.5	83.2	79.4	75.9	70.1
Number of subscribers
SK Telecom	21,358	20,271	19,530	18,783	18,313
PCS	20,962	19,926	18,812	17,803	15,279

Total	42,320	40,197	38,342	36,586	33,592

(Data: Ministry of Information and Communication website)

(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 87.5% (as of the end of June 2007), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Share

*	Historical market share of the Company

			(Unit: %)
Classification	End of 1H 2007	2006	2005
Mobile phone	50.5	50.4	50.9

*	Comparative market share

(As of June 30, 2007)			(Unit: %)
Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	31.9	17.6
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
N/A
2. Major Products
A. Status of Major Products as of June 30, 2007

(Unit: in million Won, %)

Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	5,473,435 (98.5%)
		Others	Others	80,888 (1.5%)
B. Price Trend of Major Products

Item		1H 2007	During 2006	During 2005
Mobile phone	Basic fee (per month)	13,000	13,000	13,000
(Based on standard call charge)	Service fee (per 10 seconds)	20	20	20

*	Caller ID service became free of charge beginning January 2006.

3. Investment Status
  A. Investments in Progress

				(Unit: Won 100 million)
						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/ New installation	2007	Network, systems and others	Capacity increase and quality improvement; systems improvement	15,500	7,178	8,322

*	Amount already invested is the cumulative amount expended through the first to the second quarter of 2007
B. Future Investment Plan

					(Unit: Won 100 million)
			Expected investment for each
Business field	Expected investment amount		year
	Asset type	Amount	2008	2009	Investment effect
Network/Common	Network, systems and others	15,500	N/A	N/A	Upgrades to the existing services and provision of new services
Total		15,500	N/A	N/A	—

*	The expected investment amount of Won 1,550.0 billion is the planned investment amount for 2007.
4. Derivative Products and Others
A. Derivatives Contracts
(1) FX Swap
a) Purpose of Contracts: Currency Exchange Risk Hedging
b) Contract Terms

– Cross Currency Swap

(As of June 30, 2007)			(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
US$125 million	Citibank	March 23, 2004	Exchange on the date immediately preceding the principal and interest payment date	(37,236)
US$125 million	Credit Suisse	March 23, 2004	Same as above	(37,337)
US$50 million	BNP Paribas	March 23, 2004	Same as above	(14,915)
US$100 million	Calyon	October 10, 2006	Same as above	1,403

Total: US$400 million	—	—	—	(88,085)

*	Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
– FX Swap

(As of June 30, 2007)			(Unit: in million Won)
Income on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(23,343)
US$300 million	Hana Bank	June 30, 2006	Payment of US Dollars and receipt of Korean Won on July 5, 2007	15,732
US$140 million	Shinhan Bank
US$140 million	Woori Bank
US$140 million	Korea Exchange Bank
US$140 million	Citibank
US$140 million	Barclays Capital
(2) Interest Rate Swap
a) Purpose of Contracts: Interest Rate Risk Hedging
b) Contract Terms

(As of June 30, 2007)			(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
2,000	Shinhan Bank	June 28, 2006	Fixing of interest payment date / exchange of floating interest rate	1,555

*	Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
5. R&D Investments

	(Unit: in thousand Won)
Category	1H 2007	2006	2005
Raw material	44,715	184,969	234,889
Labor	19,731,438	33,986,701	35,191,759
Depreciation	61,387,278	134,461,257	121,335,301
Commissioned service	45,336,838	83,751,223	86,536,635
Others	14,632,228	35,680,197	41,730,732

Total R&D costs	141,132,497	288,064,347	285,029,316

Accounting
Sales and administrative expenses	136,581,569	277,807,352	273,223,885
Development expenses (Intangible assets)	4,550,928	10,256,995	11,805,431
R&D cost / sales amount ratio

(Total R&D costs / Current sales amount×100)	2.54%	2.70%	2.81%

6. Other Matters
A. External Fund Procurement Summary

*	Domestic procurement

(Unit: in million Won)
	Beginning	New	Reduction from
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Bank	200,000	—	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	9,839	—	4,980	4,859	—
Total procurement from financial institutions	209,839	—	4,980	204,859	—
Corporate bond (public offering)	2,100,000			2,100,000	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset - backed securitization (public offering)	—	—	—	—	—
Asset - backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,100,000			2,100,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—

Total	2,309,839		4,980	2,304,859	—

*	Overseas procurement

	(Unit: in million Won)
			Reduction in
	Beginning	New	repayment and	Ending
Procurement source	balance	procurement	others	balance	Remarks
Financial institutions	92,960	—	280	92,680	Exchange rate adjustment
Overseas securities (Corporate bonds)	278,880	—	840	278,040	Exchange rate adjustment
Overseas securities (shares and others)	356,356	—		356,356
Asset — backed securitization	—	—	—	—	—
Others	—	—	—	—	—

Total	728,196	—	1,120	727,076	—

B. Credit Ratings
(1) Corporate Bonds

Credit rating entity
Credit rating date	Subject of valuation	Credit rating	(Credit rating range)	Evaluation classification
March 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
March 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
December 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
December 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
June 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 11, 2004	CP	A1	Korea Ratings	Current valuation
June 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation
June 13, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
June 21, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Current valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Current valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Current valuation

III. FINANCIAL INFORMATION
     1. Summary Financial Statements

	(Unit: in million Won)
	Year ended December 31,
Classification	1H 2007	2006	2005	2004	2003
Current assets	3,990,382	4,189,325	4,172,485	3,854,345	3,460,706
• Quick assets	3,969,874	4,172,887	4,166,500	3,843,384	3,452,682
• Inventory	20,508	16,438	5,985	10,961	8,024
Fixed assets	12,550,180	11,624,728	10,349,191	10,166,360	9,915,253
• Investments	4,597,051	3,547,942	2,366,760	2,112,488	1,763,359
• Tangible assets	4,416,656	4,418,112	4,595,884	4,605,253	4,551,626
• Intangible assets	3,252,246	3,405,158	3,386,547	3,448,619	3,600,268
• Other non-current assets	284,227	253,516	—	—	—	—

Total assets	16,540,562	15,814,053	14,521,676	14,020,705	13,375,959

Current liabilities	3,101,770	2,985,620	2,747,268	2,859,711	4,231,974
Fixed liabilities	3,297,290	3,522,006	3,516,528	4,033,902	3,202,147
Total liabilities	6,399,060	6,507,626	6,263,796	6,893,613	7,434,121
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,965,945	2,962,699	2,966,198	2,983,166	2,915,964
Capital adjustment	(2,022,478)	(2,019,568)	(2,022,817)	(2,057,422)	(2,159,114)
Accumulated comprehensive income	1,017,730	473,904	—	—	—	—
Retained earnings	8,135,665	7,844,753	7,269,861	6,156,708	5,140,349	—

Total capital	10,141,502	9,306,427	8,257,881	7,127,091	5,941,838

Sales	5,554,323	10,650,952	10,161,129	9,703,681	9,520,244
Operation income	1,324,213	2,584,370	2,653,570	2,359,581	3,080,660
Ordinary income	1,123,116	2,021,643	2,554,613	2,115,778	2,714,194
Current net income	799,584	1,446,598	1,871,380	1,494,852	1,942,750

*	See the attached Korean GAAP Non-consolidated Financial Statements.

IV. AUDITOR’S OPINION
1. Auditor

1H 2007	2006	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Hana Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
1H 2007	Appropriate	—
Year ended December 31, 2006	Appropriate	—
Year ended December 31, 2005	Appropriate	—
Year ended December 31, 2004	Appropriate	—
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

	(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
1H 2007	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit	941,000	10,441

Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit	656,000	7,637

Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit	447,000	5,177

Year ended December 31, 2004	Deloitte Hana Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit	360,000	4,808

1H 2007	Deloitte Anjin LLC	Semi-annual review
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		Consolidated financial statements audit	941,000	10,441

B. Non-Audit Services Contract with External Auditors

	(Unit: in thousand Won)
Term	Contract date	Service provided	Service period	Fee
1H 2007	—	1Q 2007 Accountants’ Review Report Translation	5days	10,689
	March 20, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
Year ended December 31, 2006	—	3Q 2006 Accountants’ Review Report Translation	5days	10,200
	—	2Q 2006 Accountants' Review Report Translation	5days	10,200
	—	1Q 2006 Accountants’ Review Report Translation	5days	10,228
	January 1, 2006	Tax consulting service for fiscal year 2006	25 days	20,000
	February 7, 2006	Tax training for employees of authorized exclusive dealers	50 days	45,000
	March 31, 2006	Tax adjustment for fiscal year 2005	7 days	27,000
	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
	October 13, 2006	Evaluation of and preparation of recommendations for improvement of subsidiaries’ financial system infrastructure	10 days	49,500
	November 13, 2006	Preparation of responses to the U.S. S.E.C. comments on the Company’s Form 20-F for 2005	10 days	25,500
Year ended December 31, 2005	February 4, 2005	Advisory service regarding the set up of the internal control	9 days	46,080
		-Form 20-F for the year ended December 31, 2003
		-Response to the U.S. S.E.C. comments regarding the Form 6-K including the U.S.
	March 30, 2005	GAAP consolidated financial statements for the six months ended June 30, 2004	10 days	20,200
	March 31, 2005	Tax adjustment for the year ended December 31, 2004	7 days	24,920
	April 15, 2005	Tax consulting	3 days	5,000
	April 29, 2005	Tax consulting	7 days	19,000
	June 1, 2005	2004 English audit	20 days	86,000
	July 18, 2005	Tax consulting	5 days	13,500
	December 31, 2005	Tax consulting	All year (100 hours)	10,000

V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1)	Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
–	Convocation of shareholders’ meeting and submission of agenda

–	Prior approval of financial statements

–	Decisions on issuance of new shares

–	Long-term borrowings, issuance of corporate bonds and redemptions

–	Capital transfer of reserves

–	Election of CEO and representatives

–	Appointment of executive directors

–	Establishment, transfer or closure of branches

–	Enactment of and revision to the Regulations for the Board of Directors

–	Annual business plan and budgeting

–	Approval of investments of Won 15 billion or above

–	Planned budget increases and changes for investments or Won 15 billion or above

–	Diversification into new businesses

–	Investments and joint ventures of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

–	Establishment of subsidiaries

–	Guarantees of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

–	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act

–	Enactment of and amendment to the Internal Trading Procedures

–	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors
–	The representative director must report the following to the Board of Directors within two months after the date of occurrence:

•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 15 billion or above

•	Matters related to guarantees of under Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 15, 2007, in the notice of the annual general meeting of shareholders, information on Jung Nam Cho, Sung Min Ha and Dal Sup Shim, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
276th (the first meeting of 2007)	January 25, 2007	-	Financial statements for the year ended December 31, 2006	Approved as proposed
		-	Annual business report for the year ended December 31, 2006	Approved as proposed

277th (the second meeting of 2007)	February 13, 2007	-	Organization of Independent Non-executive Director Nomination Committee	Approved as proposed

278th (the third meeting of 2007)	February 13, 2007	-	Convocation of the 23rd General Meeting of Shareholders	Approved as proposed
		-	Change in the Fair Trade Voluntary Compliance Program manager	Approved as proposed

279th (the fourth meeting of 2007)	March 9, 2007	-	Election of the representative director and appointments of executive directors	Approved as proposed
	March 9, 2007	-	Election of committee members	Approved as proposed

280th (the fifth meeting of 2007)	April 27, 2007	-	Entry into UN Global Compact	Approved as proposed

Meeting	Date	Agenda		Approval
281th	May 29, 2007	-	WCDMA Investment Plan	Approved as proposed
(the sixth meeting of 2007)

282th (the seventh meeting of 2007)	June 29, 2007	-	Capital Investment in AD Chips & Acquisition of Convertible Bond	Disapproval
		-	Capital Investment in iHQ	Approved as proposed
		-	Capital Investment in NTREEV	Approved as proposed
		-	Issuance of Global Bond	Approved as proposed
		-	Capital Injection into USA Holdings Inc.	Approved as proposed

283th (the eighth meeting of 2007)	July 27, 2007	-	Interim Dividend	Approved as proposed
(4) Committee Structure and Activities of the Board of Directors
a)	Independent non-executive Director Nomination Committee
-      Organization
(As of June 30, 2007)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Seung Taik Yang, Sang Jin Lee
-      Activities

Number of
Meeting	Date	Attendees	Details
8th Meeting (the first meeting of 2007)	February 13, 2007	4 persons /4 persons	-	Election of the Chairman: Seung Taik Yang
			-	23nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates Dal Sup Shim

*	The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.

b)	Compensation Review Committee
-      Organization
(As of June 30, 2007)

Members
Number of Persons	Company Directors	Independent non-executive Directors
8 persons	—	Dae Sik Kim, Yong Woon Kim, Dae Kyu Byun, Dal Sup Shim, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Chin Lim
-      Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2007	April 26, 2007	7 persons/ 8 persons	Election of chairman

The second meeting of 2007	July 27, 2007	7 persons/ 8 persons	Compensation System Review

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c)	Capex Review Committee
-      Organization
(As of June 30 , 2007))

Members
Number of Persons	Company Directors	Independent non-executive Directors
5 persons	Lee Bang Hyung	Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Chin Lee
-      Activities

Number of
Meeting	Date	Attendees	Details
The first meeting of 2007	April 26, 2007	4 persons/5 persons	-	Election of chairman

The second meeting of 2007	June 28, 2007	5 persons/5 persons	-	Capital Investment in AD Chips & Acquisition of Convertible Bond
			-	Capital Investment in iHQ
			-	Capital Investment in NTREEV

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

d)	Globalization Committee
-      Organization

(As of June 30, 2007)	Members
Number of Persons	Company Directors	Independent non-executive Directors
4 persons	Ha Sung Min	Dae Sik Kim, Dae Kyu Byun, Sang Chin Lee
-      Activities

Number of
Meeting	Date	Attendees	Details
The first meeting of 2007	June 28, 2007	5 persons/5 persons	-	Capital Injection into USA Holdings Inc.

*	The Globalization Committee is a committee established by the resolution of the Board of Directors.
e)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1) Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2) Authority of the Audit Committee
     Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3) Members of the Audit Committee
     Audit Committee Members are directors Dae Sik Kim, Yong Woon Kim, Dal Sup Shim and Hyun Chin Lim.
(4) Major Activities of the Audit Committee

Meeting	Date	Agenda		Approval	Remarks
The first meeting of 2007	January 24, 2007	- - -	Financial statements for the year ended December 31, 2006 Annual business report for the year ended December 31, 2006 Report on operation of internal accounting controls	-	-

The second meeting of 2007	February 12, 2007	- - - - - -	Report on K GAAP audit of the financial statements for the year ended December 31, 2006 Report on the review of internal accounting controls for the year ended December 31, 2006 Report on the 2006 second-half management audit and the 2007 plan Auditor’s opinion on internal controls Audit report for the year ended December 31, 2005 Evaluation of internal accounting controls	- - - Approved as proposed Approved as proposed Approved as proposed	-

The third meeting of 2007	April 26, 2007	- - -	Election of committee chairman Reaffirmation of services to be provided by external auditors for fiscal year 2007 Report on internal audit regarding the appropriateness of imposition of certain fines	Approved as proposed To be re-proposed at subsequent meeting -	-

The fourth meeting of 2007	May 28, 2007	- - -	Accounting audit schedule for 2007 Remuneration for outside auditor for 2007 Collective re-approval of outside auditor’s service schedule for 2007	- Approved as proposed Approved as proposed	-

The fifth meeting of 2007	June 28, 2007	- -	Issuance of Global Bond plan Report on US-GAAP audit of the financial statements for the year ended December 31, 2007	- -	-

The seventh meeting of 2007	July 26, 2007	- - - -	Interim dividend plan Financial results for the first half of 2007 Report on K-GAAP audit of the financial statements for the first half of 2007 Management audit results for the first half of 2007	- - - -	-
C. Exercise of Voting Rights by the Shareholders
(1) Use of the Cumulative Voting System

a) Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.
b) Articles of Incorporation
-	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

-	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
D. Compensation of Officers and Others
(1) Compensation of Directors (including Independent non-executive Directors) and Members of the Audit Committee
(Unit: in million Won)

		Total amount
		approved by the
	Total	Meeting of	Average payment
Classification	payment	Shareholders	per person	Remarks
Company directors	3,841	12,000	960	—
Independent non-executive directors	311		40	Including members of the Audit Committee
(2) Granting and Exercise of Stock Options
     All of the options granted by the Company in or after 2001, in the total amount of 109,550 shares, have expired and there are no options that remain outstanding. The exercise period for the stock options granted on March 8, 2002 (for 65,730 shares) was from March 8, 2005 to March 7, 2007, and all such options have expired without exercise.
2. Affiliated Companies
(1) Summary of Corporate Group
-      Name: SK Group
(2) Capital Investments between Affiliated Companies

(As of July 24, 2007)	* Based on common shares
	Invested companies
			SK
Investing company	SK Corporation	SK Energy	Networks	SK Telecom	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		17.34%	40.58%	21.75%	43.51%		72.13%
SK Energy
SK Networks				1.34%		0.02%	17.71%	22.71%
SK Telecom

(As of July 24, 2007)	* Based on common shares
	Invested companies
			SK
Investing company	SK Corporation	SK Energy	Networks	SK Telecom	SKC	SK E&C	SK Shipping	SK Securities
SK Chemicals						58.03%
SKC							10.16%	12.41%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	11.16%	11.16%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	11.16%	28.50%	40.58%	23.09%	43.51%	58.05%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas
SK Corporation		51.00%
SK Energy					32.38%
SK Networks	50.37%			15.00%	4.61%
SK Telecom				30.00%
SK Chemicals	0.25%
SKC	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil					5.23%
Daehan City Gas
SK Telink
SK E&S			45.53%			100.00%	100.00%	100.00%
SK Communications
iHQ
Empas
Total affiliated companies	58.12%	51.00%	45.53%	45.00%	42.22%	100.00%	100.00%	100.00%

	Invested companies
	Daehan City	Daehan					Busan City
Investing companies	Gas	Engineering	SK Sci-tech	K-Power	SK NJC	SK Telink	Gas
SK Corporation				65.00%
SK Eenrgy
SK Networks
SK Telecom						90.77%
SK Chemicals			50.00%		60.00%
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas		100.00%
SK Telink
SK E&S	40.00%						40.00%
SK Communications
iHQ
Empas
Total affiliated companies	40.00%	100.00%	50.00%	65.00%	60.00%	90.77%	40.00%

	Invested companies
	Jeonnam City	Gangwon City		OK Cashbag	Chungnam	SK
Investing companies	Gas	Gas	Iksan City Gas	Service	City Gas	Wyverns
SK Corporation
SK Eenrgy				96.67%
SK Networks
SK Telecom				1.19%		99.99%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
SK E&S	100.00%	100.00%	100.00%		100.00%
SK Communications
iHQ
Empas
Total affiliated companies	100.00%	100.00%	100.00%	97.86%	100.00%	99.99%

	Invested companies
			SK
Investing companies	Infosec	MRO Korea	Communications	SK Telesys	Innoace	AirCROSS
SK Corporation
SK Energy
SK Networks		51.00%			43.08%
SK Telecom			85.90%		14.25%	100.00%
SK Chemicals
SKC	20.63%			77.13%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	48.14%
SK incheon oil
Daehan City Gas
SK Telink			1.18%
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	68.77%	51.00%	87.08%	77.13%	57.33%	100.00%

	Invested companies
Investing companies	Encar network	Global C&I	Paxnet	TU Media	SK D&D	SK Utis	SK CTA
SK Corporation
SK Energy	50.00%						33.67%
SK Networks
SK Telecom		50.00%	59.74%	32.70%
SK Chemicals						60.00%
SKC
SK E&C					44.98%
SK Shipping
SK Securities		40.00%
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas
Total affiliated companies	50.00%	90.00%	59.74%	32.70%	44.98%	60.00%	33.67%

	Invested companies
				SK	SK Mobile		SK Incheon
Investing companies	Seoul Records	In2Gen	Independence	Petrochemical	Energy	SKC Media	Oil
SK Corporation
SK Energy					88.34%		90.63%
SK Networks
SK Telecom	60.00%
SK Chemicals		83.42%		100.00%
SKC					11.66%	100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C			67.78%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications
iHQ
Empas

Total affiliated companies	60.00%	83.42%	67.78%	100.00%	100.00%	100.00%	90.63%

	Invested companies
Investing companies	iHQ	YTN Media	I Film Co.	NTREEV Soft	SK I-Media	Empas	Ecolgreen
SK Corporation
SK Energy
SK Networks							55.00%
SK Telecom	37.09%			66.69%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C					40.00%
SK incheon oil
Daehan City Gas
SK Telink
SK E&S
SK Communications					60.00%	24.43%
IHQ		51.42%	45.00%
Empas

Total affiliated companies	37.09%	51.42%	45.005	66.69%	100.00%	24.43%	55.00%

	Invested companies
Investing companies	Pullbbang	Island	SKC Air Gas
SK Corporation
SK Energy
SK Networks	58.33%
SK Telecom
SK Chemicals
SKC			80.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil		50.00%
Daehan City Gas
SK Telink
SK E&S
SK Communications
IHQ
Empas

Total affiliated companies	58.33%	50.00%	80.00%

VI. SHARES
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Related Parties

(As of June 30, 2007)	(Unit: share, %)

			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number of	Ownership	Number	Number	Number of	Ownership	of
Name	Relationship	shares	shares	ratio	of shares	of shares	shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.75	—	—	17,663,127	21.75	—
SK Networks	Affiliated company	Common stock	1,085,325	1.34	—	—	1,085,325	1.34	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Choi	Officer of affiliated company	Common stock	770	0.00	70	—	770	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—
Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—
Bang Hyung Lee	Director	Common stock	400	0.00	—	—	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	18,751,980	23.10	—	—	18,751,980	23.10
		Preferred stock	0	0	—	—	0	0	—

		Total	18,751,980	23.10	—	—	18,751,980	23.10

Largest shareholder: SK Corporation                 Number of related parties: 8 persons

B. Shareholders with More than 5% Shareholding

(As of June 30, 2007)	(Unit: share, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	29.96	—	—	24,321,893	29.96
2	SK Corporation	17,663,127	21.75	—	—	17,663,127	21.75
3	SK Telecom	8,526,252	10.50	—	—	8,526,252	10.50

	Total	50,511,272	62.21	—	—	50,511,272	62.21

C. Shareholder Distribution

(As of June 30, 2007)

	Number of
Classification	shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	23,259	99.96	26,207,534	32.27	—
Minority shareholders (corporate)	883	3.79	9,912,469	12.20	—
Minority shareholders (individual)	22,376	96.16	16,295,065	20.06	—
Largest shareholder	1	0.00	17,663,127	21.75	—
Major shareholders	—	—	—	—	—
Other shareholders	9	0.03	54,986,177	67.72	—
Other shareholders (corporate)	7	0.03	29,293,172	36.07	—
Other shareholders (individual)	2	0.00	25,693,005	31.64	—

Total	23,268	100.00	81,193,711	100.00	—

2. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

	June	May	April	March	February	January
Types	2007	2007	2007	2006	2006	2006
Common share
Highest	213,000	215,000	197,000	196,500	205,500	223,000
Lowest	200,000	200,500	188,500	190,500	193,500	196,500
Monthly transaction volume	4,251,318	4,493,840	4,900,458	4,158,566	4,619,096	4,003,944
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

	June	May	April	March	February	January
Types	2007	2007	2007	2006	2006	2006
Depository receipt
Highest	28.02	27.76	24.83	23.70	24.14	26.41
Lowest	26.11	25.46	23.41	22.51	22.46	23.03
Monthly transaction volume	23,520,924	39,284,124	31,587,540	24,665,014	22,246,378	16,942,200
VII. EMPLOYEES

(As of June 30, 2007)	(Unit: persons, in million Won)

	Number of employees
	Office				Average		Average
	managerial	Production			service	Total half	wage per
Classification	positions	positions	Others	Total	year	year wage	person	Remarks
Male	3,884	—	—	3,884	8.83	116,646	30	—
Female	561	—	—	561	7.79	13,699	24	—
Total	4,445	—	—	4,445	8.70	130,345	29	—

VIII. TRANSACTIONS WITH RELATED PARTIES
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2007)	(Unit: in million Won)

Name		Account	Change details				Accrued
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	5,282	—	575	4,707	210	—
B. Equity Investments

(As of June 30, 2007)	(Unit: in million Won)

		Details
Name		Types of
(Corporatename)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
SKT U.S.A. Holdings	Affiliated company	Common share	199,047	18,285	—	217,332	—
AirCROSS	Affiliated company	Common share	300	2,140	—	2,440	—
TU Media	Affiliated company	Common share	64,611	32,368	—	96,979
China STC	Affiliated company	Common share	1,343	1,124	—	2,467

Total			265,301	53,917	—	319,218	—

2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)

* Agents
(Unit: in million Won)

Name		Account	Change details				Accrued
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	64,984	163,548	104,298	124,234	—	—

* Overseas investment companies
(Unit: in million Won)

Name		Account	Change details				Accrued
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee
B. Equity Investments
(Unit: in million Won)

		Details
Name		Types of
(Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
Nayio Media, Inc.	—	Common share	248	—	248	—	—
DCM V.L.P.	—	—	—	4,692	—	4,692	—
Sky Lake Fund	—	—	—	352	—	352	—
Centurion IT Investment Group	—	—	3,000	—	900	2,100	—
KTB Investment Group	—	—	1,060	—	371	689	—
Bridge Mobile Alliance	—	—	—	1,392	—	1,392	—
KINX	—	Common share	54	—	54	—	—

		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
NTS Company	—	Common share	95	—	95	—	—
JS Tech	—	Common share	95	—	95	—	—
P&T Telecom	—	Common share	95	—	95	—	—
GN Solitech	—	Common share	95	—	95	—	—
RF Solution	—	Common share	95	—	95	—	—
Kyoungseo Telecom	—	Common share	95	—	95	—	—
PWNT	—	Common share	95	—	95	—	—
WithNet	—	Common share	95	—	95	—	—
NS Tech	—	Common share	95	—	95	—	—
Hangil Telecom	—	Common share	95	—	95	—	—
M-Cube works	—	Common share	188	—	188	—	—

Total			5,595	6,436	2,806	9,225	—

IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure in
Korea	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1.   On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2.   On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

3.   As of June 30, 2007, the balance of specified monetary trust for treasury shares was Won 982 billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
22nd Fiscal Year Meeting of Shareholders (March 10, 2006)	1. Approval of the financial statements for the year ended December 31, 2005 2. Amendment of the Articles of Incorporation 3. Remuneration limit for Directors	Approved (Cash dividend, Won 8,000 per share) Approved (Addition of business objective: travel business) Approved (Won 12 billion)

Date	Agenda	Resolution
	4. Election of Directors (Election of Independent non-executive directors as Audit Committee members)	Approved (Kim Yong Woon and Im Hyun Jin)

23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006

2. Remuneration limit for Directors

3. Election of Directors

    - Election of executive directors
    - Election of independent non-executive
	directors as Audit Committee members	Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)
3. Contingent Liabilities
A. Material Legal Proceedings
(1)	Action for Monetary Damages
a)	Parties to the litigation: G.Mate Inc. (plaintiff) vs. the Company (defendant)

b)	Overview: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but that the Company subsequently refused to take delivery of such units. G.Mate sought approximately Won 4.5 billion in damages.

c)	Progress: An initial mediation process, which was requested by G.Mate, was terminated in January 2007. G.Mate commenced a lawsuit, which is currently pending at the Seoul Central District Court.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 4.5 billion in damages. But as G.Mate, to date, has been unable to produce detailed evidence in support of its claim and calculation of requested damages, the Company expects that the likelihood of a ruling against the Company to be low and the estimated impact on the Company’s operations and finances should not be large; however, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(2)	Action Seeking to Vacate Judgment of the Intellectual Property Tribunal Nullifying Patent Registration Related to Caller Ring Service
a)	Parties to the litigation: Park Won Sup (plaintiff) vs. the Company (defendant)

b)	Overview: Mr. Park Won Sup (the representative director of Ad Ring Systems Co., Ltd.) claimed that certain technology the Company uses to provide the caller ring service infringed upon his patent rights, and the Company sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights and Mr. Park appealed the decision.

c)	Progress: The Patent Court dismissed plaintiff’s claim (September 2005), after which the plaintiff appealed.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk of material future royalty obligations. However, given the progress of the proceedings, the estimated impact should not be large; however, the actual impact may differ depending on future events.
(3)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a)	Parties to the litigation: Korea Multinet vs. MIC (the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.

c)	Progress: The Seoul Administrative Court dismissed the claim in July 2006, and Korea Multinet has appealed to the Seoul Appellate Court where the lawsuit is currently pending.

d)	Impact on business: The Company plans to provide full support to MIC in the action although no significant impact to the Company’s business is expected; however, the actual impact may differ depending on future events.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2007 AND 2006
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2007 and the related non-consolidated statements of income for the three months and six months ended June 30, 2007 and 2006 and non-consolidated cash flows for six months ended June 30, 2007 and 2006 and non-consolidated statement of stockholders’ equity for six months ended June 30, 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 14, 2007, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
July 27, 2007
Notice to Readers
This report is effective as of July 27, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
June 30, 2007 AND DECEMBER 31, 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
	2007		2006		2007	2006
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 12)	~~W~~	272,314	~~W~~	241,100	$295,159	$261,327
Short-term financial instruments (Note 20)		87,657		61,953	95,011	67,150
Trading securities (Notes 2 and 3)		725,114		665,299	785,946	721,113
Current portion of long-term investment securities (Notes 2 and 3)		513		156	556	169
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~74,539 million as of June 30, 2007 and ~~W~~88,285 million as of December 31, 2006 (Notes 2, 12 and 22)		1,625,505		1,700,650	1,761,874	1,843,323
Short-term loans, net of allowance for doubtful accounts of ~~W~~876 million as of June 30, 2007 and ~~W~~9,212 million as of December 31, 2006 (Notes 2, 5 and 22)		86,758		61,967	94,036	67,166
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~28,436 million as of June 30, 2007 and ~~W~~26,708 million as of December 31, 2006 (Notes 2, 12 and 22)		1,002,871		1,257,244	1,087,005	1,362,718
Inventories (Note 2)		20,508		16,439	22,228	17,818
Prepaid expenses		106,918		113,256	115,888	122,757
Current deferred income tax assets, net (Notes 2 and 17)		26,813		40,113	29,062	43,478
Currency swap (Notes 2 and 24)		15,732		16,660	17,052	18,058
Accrued income and other		19,679		14,488	21,331	15,704

Total Current Assets		3,990,382		4,189,325	4,325,148	4,540,781

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11, 21 and 22)		4,416,656		4,418,112	4,787,184	4,788,762
Intangible assets, net (Notes 2, 7, 11)		3,252,246		3,405,159	3,525,088	3,690,829
Long-term financial instruments (Note 20)		10,019		10,024	10,860	10,865
Long-term investment securities (Notes 2 and 3)		3,284,157		2,376,268	3,559,676	2,575,621
Equity securities accounted for using the equity method (Notes 2 and 4)		1,302,875		1,161,651	1,412,178	1,259,106
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,064 million as of June 30, 2007 and ~~W~~23,148 million as of December 31, 2006 (Notes 2, 5 and 22)		44,851		12,828	48,614	13,904
Guarantee deposits, net of allowance for doubtful accounts of ~~W~~163 million as of June 30, 2007 and December 31, 2006 (Notes 2, 12 and 22)		113,252		120,006	122,753	130,074
Long-term currency swap (Notes 2 and 24)		1,403		—	1,521	—
Long-term interest rate swap (Notes 2 and 24)		1,555		—	1,685	—
Long-term deposits and other		123,166		120,680	133,499	130,805

Total Non-current Assets		12,550,180		11,624,728	13,603,058	12,599,966

TOTAL ASSETS	~~W~~	16,540,562	~~W~~	15,814,053	$17,928,206	$17,140,747

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
June 30, 2007 AND DECEMBER 31, 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
	2007		2006		2007	2006
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 12 and 22)	~~W~~	988,588	~~W~~	1,107,786	$1,071,524	$1,200,722
Income tax payable (Note 17)		342,437		331,496	371,165	359,306
Accrued expenses (Notes 2 and 23)		381,741		373,865	413,767	405,230
Dividend payable		300		268	325	290
Withholdings		251,441		327,895	272,535	355,403
Current portion of long-term debt, net (Notes 2, 8 and 11)		1,105,210		794,186	1,197,930	860,813
Current portion of subscription deposits (Note 10)		8,906		15,760	9,653	17,082
Advanced receipts and other		23,147		34,364	25,089	37,248

Total Current Liabilities		3,101,770		2,985,620	3,361,988	3,236,094

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2 and 8)		1,691,183		1,978,874	1,833,062	2,144,888
Long-term borrowings (Note 9)		292,680		292,960	317,234	317,537
Subscription deposits (Note 10)		19,643		21,140	21,291	22,914
Long-term payables — other, net of present value discount of ~~W~~27,985 million as of June 30, 2007 and ~~W~~42,461 million as of December 31, 2006 (Note 2)		422,015		517,539	457,419	560,957
Obligations under capital lease (Notes 2 and 11)		—		1,642	—	1,780
Accrued severance indemnities, net (Note 2)		24,819		9,568	26,901	10,371
Non-current deferred income tax liabilities, net (Notes 2 and 17)		696,223		530,454	754,631	574,956
Long-term currency swap (Notes 2 and 24)		112,831		112,970	122,297	122,447
Long-term interest rate swap (Notes 2 and 24)		—		454	—	492
Guarantee deposits received and other (Notes 2, 22 and 23)		37,896		56,404	41,076	61,135

Total Non-Current Liabilities		3,297,290		3,522,005	3,573,911	3,817,477

Total Liabilities		6,399,060		6,507,625	6,935,899	7,053,571

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,639		44,639	48,384	48,384
Capital surplus (Notes 2, 8, 13, 16 and 17)		2,965,945		2,962,699	3,214,768	3,211,250
Capital adjustments:
Treasury stock (Notes 1 and 15)		(2,014,927)		(2,014,927)	(2,183,966)	(2,183,966)
Loss on disposal of treasury stock (Notes 15 and 17)		(7,550)		(7,887)	(8,183)	(8,549)
Stock options (Notes 2 and 16)		—		3,246	—	3,518
Accumulated other comprehensive income (Note 18):
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3 and 17)		811,564		408,521	879,649	442,793
Equity in other comprehensive income of affiliates, net (Notes 2, 4 and 17)		218,322		82,200	236,638	89,096
Loss on valuation of currency swap, net (Notes 2, 17 and 24)		(13,284)		(16,487)	(14,398)	(17,870)
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 24)		1,128		(329)	1,223	(357)
Retained earnings (Note 14):
Appropriated		7,335,037		6,679,234	7,950,398	7,239,578
Before appropriations		800,628		1,165,519	867,794	1,263,299

Total Stockholders’ Equity		10,141,502		9,306,428	10,992,307	10,087,176

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	16,540,562	~~W~~	15,814,053	$17,928,206	$17,140,747

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won								Translation into U.S. dollars (Note 2)
	2007				2006				2007		2006
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OPERATING REVENUE (Notes 2 and 22)	~~W~~	2,842,592	~~W~~	5,554,323	~~W~~	2,638,332	~~W~~	5,178,646	$3,081,067	$6,020,294	$2,859,670	$5,613,100

OPERATING EXPENSES (Note 2):
Labor cost		(63,880)		(221,217)		(60,908)		(219,830)	(69,239)	(239,776)	(66,018)	(238,272)
Commissions paid (Notes 2 and 22)		(990,862)		(1,868,924)		(875,244)		(1,591,529)	(1,073,989)	(2,025,714)	(948,671)	(1,725,048)
Depreciation and amortization (Notes 6 and 7)		(410,232)		(771,933)		(344,596)		(673,524)	(444,648)	(836,693)	(373,505)	(730,028)
Network interconnection		(254,428)		(487,698)		(268,892)		(504,338)	(275,773)	(528,613)	(291,450)	(546,649)
Leased line		(98,475)		(196,263)		(98,868)		(197,611)	(106,736)	(212,728)	(107,162)	(214,189)
Advertising		(76,474)		(127,427)		(80,176)		(137,662)	(82,890)	(138,117)	(86,902)	(149,211)
Research and development (Note 2)		(47,216)		(98,394)		(48,925)		(101,755)	(51,177)	(106,649)	(53,029)	(110,292)
Rent		(50,428)		(96,742)		(46,052)		(93,640)	(54,659)	(104,858)	(49,915)	(101,496)
Frequency usage		(40,303)		(81,323)		(39,911)		(78,310)	(43,684)	(88,145)	(43,259)	(84,880)
Repair		(39,424)		(69,989)		(35,508)		(62,941)	(42,731)	(75,861)	(38,487)	(68,221)
Cost of goods sold		(16,187)		(26,951)		(7,987)		(12,620)	(17,545)	(29,212)	(8,657)	(13,679)
Other		(92,454)		(183,248)		(111,976)		(217,496)	(100,210)	(198,621)	(121,372)	(235,742)

Sub-total		(2,180,363)		(4,230,109)		(2,019,043)		(3,891,256)	(2,363,281)	(4,584,987)	(2,188,427)	(4,217,707)

OPERATING INCOME		662,229		1,324,214		619,289		1,287,390	717,786	1,435,307	671,243	1,395,393

OTHER INCOME:
Interest income (Note 3)		18,057		34,828		17,263		36,358	19,572	37,750	18,711	39,408

Dividends		—		14,893		369		15,376	—	16,142	400	16,666
Commissions (Note 22)		9,940		22,888		7,379		17,959	10,774	24,808	7,998	19,466
Equity in earnings of affiliates (Notes 2 and 4)		11,616		16,295		16,999		33,416	12,591	17,662	18,425	36,219
Foreign exchange and translation gains (Note 2)		222		328		1,375		2,044	241	356	1,490	2,215
Reversal of allowance for doubtful accounts		36		439		202		34	39	476	219	37
Gain on disposal of investment assets		1,473		1,930		690		2,469	1,597	2,092	748	2,676
Gain on disposal of property and equipment and intangible assets		1,151		5,718		532		754	1,248	6,198	577	817
Gain on valuation of currency swap (Notes 2 and 24)		10,027		—		—		—	10,868	—	—	—
Other		7,842		18,416		7,609		22,244	8,498	19,960	8,248	24,111

Sub-total		60,364		115,735		52,418		130,654	65,428	125,444	56,816	141,615

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won								Translation into U.S. dollars (Note 2)
	2007				2006				2007		2006
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts (Note 2)		(53,892)		(108,411)		(59,007)		(116,790)	(58,413)	(117,506)	(63,957)	(126,588)
Donations		(9,281)		(27,576)		(4,836)		(21,519)	(10,060)	(29,889)	(5,242)	(23,324)
Foreign exchange and translation losses (Note 2)		(308)		(446)		(560)		(1,440)	(334)	(483)	(607)	(1,561)

Loss on valuation of currency swap (Notes 2 and 24)		—		(1,768)		(3,828)		(9,125)	—	(1,916)	(4,149)	(9,891)
Equity in losses of affiliates (Notes 2 and 4)		(60,369)		(110,085)		(32,089)		(56,292)	(65,434)	(119,320)	(34,781)	(61,015)

Impairment loss on investment securities		(2,350)		(2,350)		—		—	(2,547)	(2,547)	—	—
Loss on disposal of investment assets		(6)		(9)		(1,917)		(2,705)	(7)	(10)	(2,078)	(2,932)
Loss on disposal of property, equipment and intangible assets		(12,502)		(13,778)		-12,807		(13,634)	(13,551)	(14,934)	(13,881)	(14,778)
Special severance indemnities (Note 2)		—		—		-3,426		(144,021)	—	—	(3,713)	(156,103)
External research and development cost (Note 2)		(20,421)		(38,187)		-16,306		(33,348)	(22,134)	(41,391)	(17,674)	(36,146)
Other		(4,139)		(14,223)		-10,547		(14,468)	(4,485)	(15,417)	(11,432)	(15,680)

Sub-total		(163,268)		(316,833)		(145,323)		(413,342)	(176,965)	(343,413)	(157,514)	(448,018)

ORDINARY INCOME		559,325		1,123,116		526,384		1,004,702	606,249	1,217,338	570,545	1,088,990

INCOME BEFORE INCOME TAX		559,325		1,123,116		526,384		1,004,702	606,249	1,217,338	570,545	1,088,990

PROVISION FOR INCOME TAX (Notes 2 and 17)		(156,051)		(323,532)		(153,046)		(294,204)	(169,143)	(350,674)	(165,886)	(318,886)

NET INCOME (Note 18)	~~W~~	403,274	~~W~~	799,584	~~W~~	373,338	~~W~~	710,498	$437,106	$866,664	$404,659	$770,104

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	5,550	~~W~~	11,003	~~W~~	5,068	~~W~~	9,648	$6,016	$11,926	$5,493	$10,457

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	5,468	~~W~~	10,841	~~W~~	4,996	~~W~~	9,511	$5,927	$11,750	$5,415	$10,309

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	799,584	~~W~~	710,498	$866,664	$770,104

Expenses not involving cash payments:
Provision for severance indemnities		17,181		26,844	18,622	29,096
Depreciation and amortization		833,321		739,214	903,231	801,229
Allowance for doubtful accounts		26,410		29,616	28,626	32,101
Foreign translation loss		108		526	117	569
Loss on valuation of currency swap		1,768		9,125	1,916	9,891
Impairment loss on investment securities		2,350		—	2,547	—
Equity in losses of affiliates		110,085		56,292	119,320	61,015
Loss on disposal of investment assets		9		2,705	10	2,932
Loss on disposal of property, equipment and intangible assets		13,778		13,634	14,934	14,778
Amortization of discounts on bonds and other		21,982		24,429	23,827	26,478

Sub-total		1,026,992		902,385	1,113,150	978,089

Income not involving cash receipts:
Foreign translation gain		(40)		(219)	(43)	(237)
Reversal of allowance for doubtful accounts		(439)		(34)	(476)	(37)
Equity in earnings of affiliates		(16,295)		(33,416)	(17,662)	(36,219)
Gain on disposal of investment assets		(1,930)		(2,469)	(2,092)	(2,676)
Gain on disposal of property and equipment and intangible assets		(5,718)		(754)	(6,198)	(817)
Other		(196)		(1,533)	(212)	(1,663)

Sub-total		(24,618)		(38,425)	(26,683)	(41,649)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		51,462		70,904	55,779	76,852
Accounts receivable — other		252,010		22,090	273,152	23,943
Inventories		(4,070)		(1,481)	(4,411)	(1,605)
Prepaid expenses		30,457		28,971	33,012	31,401
Advanced payments and other		(5,176)		9,388	(5,610)	10,176
Accounts payable		(119,170)		(56,348)	(129,168)	(61,075)
Income tax payable		7,497		(45,891)	8,126	(49,741)
Accrued expenses		(6,996)		93,907	(7,583)	101,785
Withholdings		(76,453)		89,358	(82,867)	96,855
Current portion of subscription deposits		(6,854)		579	(7,429)	628
Advanced receipts and other		(11,218)		2,945	(12,158)	3,191
Deferred income taxes		(23,358)		(35,675)	(25,318)	(38,668)
Severance indemnity payments		(2,765)		(257,120)	(2,997)	(278,691)
Deposits for group severance indemnities and other deposits		714		183,645	774	199,052
Dividends received from affiliate		7,134		1,318	7,732	1,429

Sub-total		93,214		106,590	101,034	115,532

Net Cash Provided by Operating Activities		1,895,172		1,681,048	2,054,165	1,822,076

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in long-term financial instruments	~~W~~	5	~~W~~	—	$5	$—
Decrease in current portion of long-term investment securities		64		—	69	—
Collection of short-term loans		51,709		58,708	56,047	63,633
Proceeds from sales of long-term investment securities		3,303		113,745	3,580	123,287
Proceeds from sales of equity securities accounted for using the equity method		900		5,079	976	5,505
Decrease in guarantee deposits		16,479		20,299	17,861	22,002
Decrease in other non-current assets		4,152		8,775	4,501	9,512
Proceeds from disposal of property and equipment		19,996		1,814	21,674	1,966
Proceeds from disposal of intangible assets		4,136		56	4,483	61

Sub-total		100,744		208,476	109,196	225,966

Cash outflows for investing activities :
Acquisition of short-term financial instruments		(25,704)		(110,703)	(27,860)	(119,990)
Acquisition of trading securities		(59,814)		(177,973)	(64,832)	(192,904)
Extension of short-term loans		(46,433)		(51,920)	(50,328)	(56,276)
Extension of long-term loans		(62,103)		(2,985)	(67,313)	(3,235)
Acquisition of long-term investment securities		(356,448)		(3,050)	(386,352)	(3,306)
Acquisition of equity securities accounted for using the equity method		(53,918)		(145,888)	(58,441)	(158,127)
Increase in guarantee deposits and other non-current assets		(40,506)		(92,339)	(43,905)	(100,086)
Acquisition of property and equipment		(698,023)		(431,132)	(756,582)	(467,301)
Increase in intangible assets		(12,999)		(5,650)	(14,090)	(6,124)

Sub-total		(1,355,948)		(1,021,640)	(1,469,703)	(1,107,349)

Net Cash Used in Investing Activities		(1,255,204)		(813,164)	(1,360,507)	(881,383)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from long-term borrowings		—		200,000	—	216,779
Increase in guarantee deposots received and other		3,736		1,175	4,049	1,274

Sub-total		3,736		201,175	4,049	218,053

Cash outflows for financing activities:
Repayment of current portion of long-term debt		(94,980)		(7,489)	(102,948)	(8,117)
Payment of dividends		(508,639)		(588,936)	(551,310)	(638,344)
Decrease in subscription deposits		(1,497)		(1,411)	(1,623)	(1,529)
Decrease in guarantee deposite and other		(7,374)		(1,862)	(7,994)	(2,019)

Sub-total		(612,490)		(599,698)	(663,875)	(650,009)

Net Cash Used in Financing Activities		(608,754)		(398,523)	(659,826)	(431,956)

NET INCREASE IN CASH AND CASH EQUIVALENTS		31,214		469,361	33,832	508,737

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		241,100		151,766	261,327	164,498

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	272,314	~~W~~	621,127	$295,159	$673,235

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		Stockholders’
	stock		surplus		adjustments	income		earnings		equity
(In millions of Korean won)
Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,962,699	(~~W~~2,019,568)	~~W~~	473,905	~~W~~	7,844,753	~~W~~	9,306,428
Cash dividends		—		—	—		—		(508,672)		(508,672)
Net income		—		—	—		—		799,584		799,584
Stock options (Notes 2 and 16)		—		3,246	(3,246)		—		—		—
Loss on disposal of treasury stock (Notes 2 and 15)		—		—	337		—		—		337
Unrealized gain on valuation of long-term investment securities (Notes 2, 3, 17 and 18)		—		—	—		403,043		—		403,043
Equity in capital surplus and other comprehensive income changes of affiliates (Notes 2, 4, 17 and 18)		—		—	—		136,122		—		136,122
Gain on valuation of currency swap, net (Notes 2, 17, 18 and 24)		—		—	—		3,203		—		3,203
Gain on valuation of interest swap (Notes 2, 17, 18 and 24)		—		—	—		1,457		—		1,457

Balance, June 30, 2007	~~W~~	44,639	~~W~~	2,965,945	(~~W~~2,022,477)	~~W~~	1,017,730	~~W~~	8,135,665	~~W~~	10,141,502

(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2007		$48,384		$3,211,250	($2,188,997)		$513,662		$8,502,877		$10,087,176
Cash dividends paid		—		—	—		—		(551,349)		(551,349)
Net income		—		—	—		—		866,664		866,664
Stock options (Notes 2 and 16)		—		3,518	(3,518)		—		—		—
Loss on disposal of treasury stock (Notes 2 and 15)		—		—	366		—		—		366
Unrealized gain on valuation of long-term investment securities (Notes 2, 3 and 18)		—		—	—		436,856		—		436,856
Equity in capital surplus and other comprehensive income changes of affiliates (Notes 2, 4 and 18)		—		—	—		147,542		—		147,542
Gain on valuation of currency swap, net (Notes 2, 18 and 24)		—		—	—		3,472		—		3,472
Gain on valuation of interest swap (Notes 2, 18 and 24)		—		—	—		1,580		—		1,580

Balance, June 30, 2007		$48,384		$3,214,768	($2,192,149)		$1,103,112		$8,818,192		$10,992,307

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges. As of June 30, 2007, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,577,438	63.53
Treasury stock	8,526,252	10.50

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements. Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows:
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~922.60 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended June 30, 2007. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2007, the Company adopted SKAS No. 11 and SKAS No. 21 through No. 24. The adoption of such accounting standards did not have an effect on the financial position of the Company as of June 30, 2007 and the ordinary income and net income of the Company for the three months ended June 30, 2007. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, statement of stockholders’ equity was prepared for the six months ended June 30, 2007. Unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments, which were classified as capital adjustments through 2006, are classified as accumulated other comprehensive income. Long-term loans, guarantee deposits, long-term deposits and others, which were classified as investment assets through 2006, are classified as other non-current assets. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, was reclassified in accordance with SKAS No. 21 and the statement of stockholders’ equity for the six months ended June 30, 2006 was not prepared as allowed in accordance with the transitional provision of SKAS No. 21.

c.	Early adoption of revised SKAS No.2, “Interim financial reporting”

The Company early adopted the SKAS No. 2, “Interim financial reporting” revised in May 2005, which requires company to prepare the statements of cash flows and stockholders’ equity only for the accumulated interim period. Therefore, the statements of cash flows and stockholders’ equity for the three months ended June 30, 2007 has not been prepared and the statements for the same period of prior year were not presented.

d.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

e.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

f.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and six months ended June 30, 2007 and 2006.

g.	Securities (Excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income and the unrealized gains or losses are reflected in net income when the securities are sold or if impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise, such securities are recorded in the non-current section of the balance sheet.

h.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as capital adjustments of affiliates in the Company’s stockholders’ equity.

In translating the foreign currency statements of the Company’s foreign-based investees, the Company applies (a) the current rate of exchange at the balance sheet date to the investee’s balance sheet items (except historical rates applied for stockholders’ equity), and (b) the average rate for the current period for income statements items. After translating the balance sheet and income statements items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as capital adjustment of affiliates in the Company’s stockholders’ equity.

i.	Troubled Debt Restructuring

In case that contractual terms such as on the face amount, interest rate, or maturity should be changed to alleviate the debtor’s burdens in accordance with an agreement between the creditor and the debtor, initiation of corporate reorganization procedures under court trustee or under debtor’s management, the Company recognizes the restructured receivables at present value of the expected future cash flows discounted by the reasonable interest rate and amortizes the difference between face value and present value to interest income using the effective interest rate method.

j.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

k.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the six months ended June 30, 2007 and 2006 were ~~W~~216,443 million and ~~W~~171,260 million, respectively, and for the three months ended June 30, 2007 and 2006 were ~~W~~109,082 million and ~~W~~86,768 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.31% as of June 30, 2007). The future payment obligations are ~~W~~110,000 million (related present value discount: ~~W~~7,701 million) in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of June 30, 2007, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~7,701 million and ~~W~~27,985 million, respectively.

l.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. There was no such impairment loss for the six months ended June 30, 2007 and 2006.

m.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

n.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

o.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

p.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 23). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:

-	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

-	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

q.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~23,182 million and ~~W~~23,895 million as of June 30, 2007 and December 31, 2006, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~50 million as of June 30, 2007 and December 31, 2006, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~2,765 million and ~~W~~257,120 million for the six months ended June 30, 2007 and 2006, respectively.

Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company has decided to distribute early settlements to those eligible employees on their accumulated severance indemnities as of June 30, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities in other expenses for the six months ended June 30, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses for the six months ended June 30, 2006.

r.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options expired due to such stock options not being exercised within the exercisable period are transferred to other capital surplus from capital adjustments (See Note 13).

s.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 11).

t.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~98,394 million and ~~W~~101,755 million for the six months ended June 30, 2007 and 2006, respectively, and ~~W~~47,216 million and ~~W~~48,925 million for the three months ended June 30, 2007 and 2006, respectively. In addition, external research and development costs were ~~W~~38,187 million and ~~W~~33,348 million for the six months ended June 30, respectively, and ~~W~~20,421 million and ~~W~~16,306 million for the three months ended June 30, 2007 and 2006, respectively.

u.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~926.80 and ~~W~~929.60 to US$1.00 at June 30, 2007 and December 31, 2006, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

v.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

w.	Revenue Recognition

Operating revenue is recognized when cellular telephone communication and related services are provided.

x.	Income Tax

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 17).

y.	Handset Subsidies to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer to acquire new or renewed customer relationships. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidies to commissions paid as the related payments are made.

z.	Reclassifications

Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2006 and net income for the three months and six months ended June 30, 2006.

3.	INVESTMENT SECURITIES
a. Trading Securities
Trading securities as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

							December 31, 2006
	June 30, 2007						Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	725,114	~~W~~	725,114	~~W~~	725,114	~~W~~	665,299

b. Long-term Investment Securities
Long-term investment securities as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007		December 31, 2006
Available-for-sale equity securities	~~W~~	1,342,526	~~W~~	992,455
Available-for-sale debt securities		1,942,144		1,383,969

Total		3,284,670		2,376,424
Less: current portion		(513)		(156)

Long-term portion	~~W~~	3,284,157	~~W~~	2,376,268

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007						Carrying amount
	Number of	Percentage	Acquisition				June 30,		December
	shares	(%)	cost		Fair value		2007		31, 2006
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	7,877	~~W~~	7,877	~~W~~	5,897
hanarotelecom incorporated	11,045,000	4.8		121,677		100,510		100,510		88,581
KRTnet Corporation	234,150	4.4		1,171		2,728		2,728		2,517
POSCO	2,481,310	2.8		332,662		1,100,461		1,100,461		766,725
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		135		135		83
Extended Computing Environment Co., Ltd.	133,333	3.3		10		860		860		876

Sub-total				462,996		1,212,571		1,212,571		864,679

	June 30, 2007							Carrying amount
	Number of	Percentage	Acquisition					June 30,		December
	shares	(%)	cost			Fair value		2007		31, 2006
(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)	7,500,000	5.0		240,243		80,370	(note a)		80,370		80,370
Japan MBCO	54,000	7.3		27,332	(note b)				—		—
Eonex Technologies Inc.	144,000	12.3		3,600	(note c)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(note c)				13,964		13,964
Others				121,115	(note c)				21,526		25,411

Sub-total				406,254					120,453		124,338

(Investments in funds)
Others				9,502	(note c)				9,502		3,438

Sub-total				9,502					9,502		3,438

Total			~~W~~	878,752				~~W~~	1,342,526	~~W~~	992,455

(Note a)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~115,908 million (net of tax effect of ~~W~~43,965 million) as of December 31, 2006 was recorded as accumulated other comprehensive income. Based on the opinion of the outside professional valuation company, there was no significant change in LG Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the common stocks, for the six months ended June 30, 2007. No additional unrealized loss or recovery on valuation of such investments was recorded accordingly.

(Note b)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.

(Note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

				Carrying amount
				June 30,		December 31,
	Maturity	Acquisition cost		2007		2006
Public bonds	(note a)	~~W~~	51,419	~~W~~	51,269	~~W~~	51,300
Currency stabilization bonds	(note b)		49,915		49,795		49,894
Closed beneficiary certificates (note c)	October, 2009		5,000		5,070		5,072
Bond-type beneficiary certificates	(note d)		350,000		350,212		—
Convertible bonds of Real Telecom Co., Ltd. (note e)	March, 2007		10,656		—		—
Convertible bonds of China Unicom Ltd. (note f)	July, 2009		957,055		1,484,798		1,276,703
Convertible bonds of Eonex Technologies, Inc. (note g)	October, 2008		1,000		1,000		1,000

Total			1,425,045		1,942,144		1,383,969
Less: current portion			(513)		(513)		(156)

Long-term available-for-sale debt securities		~~W~~	1,424,532	~~W~~	1,941,631	~~W~~	1,383,813

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2007 and 2006 and for the three months ended June 30, 2007 and 2006 were ~~W~~2,352 million and ~~W~~6,886 million, ~~W~~1,077 million and ~~W~~3,289 million, respectively.

(note a)	The maturities of public bonds as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	June 30, 2007		December 31, 2006
Within one year	~~W~~	513	~~W~~	156
Within five years		50,756		51,144

	~~W~~	51,269	~~W~~	51,300

(note b)	The maturities of currency stabilization bonds as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	June 30, 2007		December 31, 2006
Within five years	~~W~~	49,795	~~W~~	49,894

(note c)	Returns on the closed beneficiary certificates were accounted for as interest income.

(note d)	The maturities of bond-type beneficiary certificates as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

Maturity	June 30, 2007		December 31, 2006
Within five years	~~W~~	350,212	~~W~~	—

(note e)	Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004 and as of June 30, 2007, the principal amount of the bond has not been redeemed at its maturity.

(note f)	On July 5, 2006, the Company purchased zero coupon convertible bonds of China Unicom Ltd. with maturity of three years and principal amount of US$1,000,000,000 for US$1,000,000,000. Such convertible bonds have initial conversion price of US$1.111426 per share of common stock of China Unicom Ltd. The bond holders may redeem their notes at 102.82% of the principal amount on July 5, 2008 (2 years from the issuance date). The conversion right may be exercised during the period from July 5, 2007 to June 29, 2009 and the number of common shares to be converted as of June 30, 2007 is 899,745,075 shares. Unless either previously redeemed or converted, the notes are redeemable at 104.26% of the principal amount at maturity. The Company recorded the convertible bonds of China Unicom Ltd. at its fair value, which was estimated by an outside professional valuation company using Cox, Ross & Rubinstein Model (1979) and discount rate of 5.8907%. If all such bonds are converted, the Company’s equity interest in China Unicom Ltd. will be 6.67%.

(note g)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc. at face value of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either previously redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the six months ended June 30, 2007
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	1,980	~~W~~	—	~~W~~	2,096
hanarotelecom incorporated		(33,096)		11,929		—		(21,167)
KRTnet Corporation		1,346		211		—		1,557
POSCO		434,063		333,736		—		767,799
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		51		—		(1,560)
Extended Computing Environment Co., Ltd.		866		(16)		—		850
LG Powercomm Co., Ltd.		(159,873)		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		12		(132)		—		(120)
Public bonds		(5)		(145)		—		(150)
Convertible bonds of China Unicom Ltd.		319,648		208,095		—		527,743
Beneficiary certificates		—		212		—		212

Sub-total		563,477		555,921		—		1,119,398
Less tax effect		(154,956)		(152,878)		—		(307,834)

Total	~~W~~	408,521	~~W~~	403,043	~~W~~	—	~~W~~	811,564

	For the six months ended June 30, 2006
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	(1,980)	~~W~~	—	~~W~~	(1,966)
hanarotelecom incorporated		(65,237)		4,639		—		(60,598)
KRTnet Corporation		1,475		(293)		—		1,182
POSCO		168,563		130,269		—		298,832
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		(10)		—		(1,621)
LG Powercomm Co., Ltd.		(163,113)		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		895		(614)		63

Sub-total		(58,116)		133,520		(614)		74,790
Less: tax effect		15,982		(36,718)		169		(20,567)

Total	~~W~~	(42,134)	~~W~~	96,802	~~W~~	(445)	~~W~~	54,223

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007							Carrying Amount
	Number	Ownership	Acquisition		Net asset			June 30,		December
	of shares	percentage	cost		value			2007		31, 2006
Pantech Co., Ltd.	1,278,515	22.7	~~W~~	26,309	~~W~~	—	(note a)	~~W~~	—	~~W~~	—
SK Communications Co., Ltd.	7,844,454	85.9		175,441		146,484			165,570		177,913
SK Telink Co., Ltd.	943,997	90.8		5,296		85,818			85,818		86,284
SK C&C Co., Ltd.	6,000,000	30		19,071		465,947	(note b)		470,209		272,554
SK Wyverns Baseball Club Co., Ltd.	199,997	100		1,000		—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,611			8,611		8,651
Paxnet Co., Ltd.	5,590,452	59.7		26,563		13,162			29,789		30,807
Global Credit &Information Co., Ltd.	300,000	50		2,410		3,118			3,683		3,704
TU Media Corp.	17,538,064	32.7		96,980		16,717	(note c)		26,506		7,016
Aircross Co., Ltd.	1,575,000	100		2,440		3,617	(note d)		3,617		1,713
IHQ, Inc.	13,000,000	34.1		41,846		11,235			33,262		38,938
Seoul Records, Inc.	9,582,321	60		27,874		20,765			23,212		25,995
Harex Info Tech, Inc.	225,000	21.2		3,375		753			1,630		1,835
SK Mobile	—	42.5		10,322		4,191			4,191		4,643
SLD Telecom PTE. Ltd.	180,476,700	73.3		191,273		111,476			111,850		118,463
Skytel Co., Ltd.	1,756,400	26.4		2,159		5,169			5,169		6,009
SK China Company Ltd.	—	20.7		3,195		1,086			—		93
SK Telecom China Co., Ltd.	—	100		7,340		6,512			6,512		6,536
ULand Company Limited.	14,100,100	70.1		17,511		4,476			4,798		6,761
SK Telecom USA Holdings, Inc.	1,000	100		217,332		32,281	(note e)		32,281		77,786
SK Telecom International, Inc.	1,099	100		17,467		24,864			24,864		25,146
SK USA, Inc.	49	49		3,184		3,016			3,016		2,969
Helio, Inc.	650,000	0.6		1,100		409			409		1,100
Korea IT Fund	—	63.3		190,000		197,571			197,571		193,060
Centurion IT Investment Association	—	37.5		2,100		1,821			1,821		3,262
1st Music Investment Fund of SK-PVC	—	69.3		6,925		7,186			7,186		7,186
2nd Music Investment Fund of SK-PVC	—	79.3		7,925		8,238			8,238		8,238
SK-KTB Music Investment Fund	—	74.3		14,850		13,623			13,623		15,311
IMM Cinema Fund	—	45.6		12,000		10,205			10,205		11,569
Michigan Global Cinema Fund	—	36.4		4,000		3,773			3,773		3,773
3rd Fund of Isu Entertainment	—	31.3		2,500		2,419			2,419		2,419
Other investments in affiliates	—			13,054	—		(note f)		13,042		11,917

Total			~~W~~	1,160,842				~~W~~	1,302,875	~~W~~	1,161,651

(Note a)	Pantech Co., Ltd. (“Pantech”) requested its creditor banks for a debt restructuring due to deterioration of its liquidity on December 11, 2006. On December 15, 2006, Pantech entered into creditor banks agreement (the “Agreement”) with its eight creditor banks including Korea Development Bank (“KDB”), its main creditor bank. Currently, creditor banks’ association, which was organized according to the Agreement and represented by KDB, has been supervising Pantech’s debt repayment schedule and operations. In the first half of 2007, the Company’s shares of Pantech were reduced to 1,278,515 shares from 25,570,306 shares in accordance with the Pantech’s stock annexation as twenty to one ratio. As the investment was written down to zero and the Company is not committed to further provide financial support for the investee, equity in losses of affiliates of ~~W~~61,334 million was not recorded through the three months ended March 31, 2007. However, the Company could not estimate additional equity in losses of affiliates for the three months ended June 30, 2007 due to the inability to obtain the financial statements as of and for the six months ended June 30, 2007.

(Note b)	In the first half of 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares in accordance with the SK C&C Co., Ltd.’s stock split as one into twenty.

(Note c)	In the first half of 2007, the Company additionally invested ~~W~~32,368 million in TU Media Corp. which increased the Company’s ownership from 29.6% to 32.7%.

(Note d)	In the first half of 2007, the Company acquired 975,000 shares of Air cross Co., Ltd.’s common stock from WiderThan Co., Ltd. and others, which increased the Company’s ownership from 38.1% to 100.0%.

(Note e)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$39.5 million and US$19.5 million in SK USA Holdings, Inc. for the six months ended June 30, 2007 and 2006, respectively (See Note 25).

(Note f)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

		For the six months ended June 30, 2007
					Equity in
				Equity in	capital surplus		Other
		Beginning		earnings	and capital	Dividend	increase	Ending
		balance	Acquisition	(losses)	adjustments	received	(decrease)	balance
SK Communications Co., Ltd.	(Note a)	177,913	—	(12,293)	(50)	—	—	165,570
SK Telink Co., Ltd.	(Notes a and c)	86,284	—	4,477	(450)	(4,493)	—	85,818
SK C&C Co., Ltd.	(Notes a and c)	272,554	—	6,330	192,585	(1,260)	—	470,209
STIC Ventures Co., Ltd.	(Note b)	8,651	—	(40)	—	—	—	8,611
Paxnet Co., Ltd.	(Notes a and c)	30,807	—	(297)	6	(727)	—	29,789
Global Credit & Information
Co., Ltd.	(Note b)	3,704	—	(21)	—	—	—	3,683
TU Media Corp.	(Notes a and d)	7,016	32,368	(12,842)	(370)	—	334	26,506
Aircross Co., Ltd.	(Note b)	1,713	2,139	(235)	—	—	—	3,617
IHQ, Inc.	(Notes a and e)	38,938	—	(5,873)	199	—	(2)	33,262
Seoul Records, Inc.	(Note a)	25,995	—	(2,492)	(291)	—	—	23,212
Harex Info Tech, Inc.	(Note b)	1,835	—	(205)	—	—	—	1,630
SK Mobile	(Note a)	4,643	—	(556)	104	—	—	4,191
SLD Telecom PTE Ltd.	(Note a)	118,463	—	(6,254)	(359)	—	—	111,850
Skytel Co., Ltd.	(Notes b and c)	6,009	—	169	(355)	(654)	—	5,169
SK China Company Ltd.	(Note b)	93	—	(112)	19	—	—	—
SK Telecom China Co., Ltd.	(Note b)	6,536	—	(24)	—	—	—	6,512
ULand Company Limited.	(Note a)	6,761	—	(2,110)	145	—	—	4,798
SK Telecom USA Holdings, inc.	(Note a)	77,786	18,286	(63,997)	206	—	—	32,281
SK Telecom International, Inc.	(Note a)	25,146	—	(164)	(118)	—	—	24,864
SK USA, Inc.	(Note b)	2,969	—	48	(1)	—	—	3,016
Helio, Inc.	(Notes a and e)	1,100	—	(881)	—	—	192	409
Korea IT Fund	(Notes a and b)	193,060	—	5,272	(761)	—	—	197,571
Centurion IT Investment	(Note f)	3,262	—	(64)	(477)	—	(900)	1,821
1st Music Investment	(Note b)	7,186	—	—	—	—	—	7,186
2nd Music Investment	(Note b)	8,238	—	—	—	—	—	8,238
SK-KTB Music Investment Fund	(Note a)	15,311	—	(235)	(1,453)	—	—	13,623
IMM Cinema Fund	(Note a)	11,569	—	(1,391)	27	—	—	10,205
Michigan Global Cinema Fund	(Note b)	3,773	—	—	—	—	—	3,773
3rd Fund of Isu Entertainment	(Note b)	2,419	—	—	—	—	—	2,419

		1,149,734	52,793	(93,790)	188,606	(7,134)	(376)	1,289,833

Less: three months ended March 31, 2007			47,227	(45,037)	60,867	(6,480)	(445)

Three months ended June 30, 2007			5,566	(48,753)	127,739	(654)	69

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2007 In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2006 as information as of June 30, 2007 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2007 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd., SK C&C Co., Ltd., Paxnet Co., Ltd. and Skytel co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(Note d)	Other increase in investments in TU Media Corp. represents realization of equity in other comprehensive income of affiliates as TU Media Corp. became the Company’s subsidiary as a result of the Company’s additional investment in TU Media Corp. for the six months ended June 30, 2007.

(Note e)	Other increase (decrease) in investments in equity securities of IHQ, Inc. and Helio, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of capital transactions of the investees.

(Note f)	Other decrease in investments in Centurion IT Investment Association resulted from the collection of a portion of the Company’s investment.

		For the six months ended June 30, 2006
									Equity in
							Equity in		capital surplus			Other
		Beginning					earnings		and capital	Dividend		increase		Ending
		balance		Acquisition			(losses)		adjustments	received		(decrease)		balance
Pantech Co., Ltd.		~~W~~	55,634	~~W~~	—	~~W~~	(2,381)	~~W~~	(100)	~~W~~	—	~~W~~	—	~~W~~	53,153
SK Capital Co., Ltd.	(Note a)		37,501		—		5		—		—		—		37,506
SK Communications Co., Ltd			158,170		—		9,831		1,972		—		—		169,973
SK Telink Co., Ltd.			70,863		—		7,442		37		—		—		78,342
SK C&C Co., Ltd.			198,251		—		11,643		(2,150)		(990)		—		206,754
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		—		—		—		—		—
STIC Ventures Co., Ltd.	(Note a)		8,308		—		71		—		—		—		8,379
Paxnet Co., Ltd.			27,372		—		1,218		103		—		—		28,693
Global Credit & Information Co., Ltd.	(Note a)		3,276		—		(20)		—		—		—		3,256
TU Media Corp.			32,393		—		(13,079)		—		—		—		19,314
Aircross Co., Ltd.	(Note a)		970		—		(4)		—		—		—		966
WiderThan Co., Ltd.	(Note a)		12,827		—		(500)		(54)		—		(770)		11,503
IHQ, Inc.			13,935		—		(504)		417		—		553		14,401
Seoul Records, Inc.			27,242		—		(591)		—		—		—		26,651
Harex Info Tech, Inc.			2,568		—		(213)		—		—		—		2,355
SK Mobile			—		10,322		(578)		(94)		—		—		9,650
SLD Telecom PTE Ltd.			55,358		97,286		(6,893)		(12,636)		—		—		133,115
Skytel Co., Ltd.	(Note a)		4,872		—		111		197		(328)		—		4,852
SK China Company Ltd.	(Note a)		483		—		2		—		—		—		485
SK Telecom China Co., Ltd.			6,927		—		(269)		(21)		—		—		6,637
ULand Company Limited.			12,564		—		(3,196)		1,039		—		—		10,407
SK Telecom USA Holdings, inc.			103,751		38,280		(27,341)		(6,422)		—		—		108,268
SK Telecom International, Inc.			25,957		—		240		(1,277)		—		—		24,920
SK USA, Inc.	(Note a)		3,353		—		(75)		74		—		—		3,352
Korea IT Fund			—		—		2,646		5,006		—		190,000		197,652
Centurion IT Investment Association	(Note a)		3,635		—		(616)		57		—		—		3,076
1st Music Investment Fund of SK-PVC	(Note a)		6,990		—		5		—		—		—		6,995
2nd Music Investment Fund of SK-PVC	(Note a)		7,966		—		—		—		—		—		7,966
SK-KTB Music Investment Fund			14,999		—		184		—		—		—		15,183
IMM Cinema Fund			11,884		—		(32)		—		—		—		11,852
SKT-HP Ventures, LLC			5,272		—		18		—		—		(5,290)		—

Total		~~W~~	913,321		145,888		(22,876)		(13,852)		(1,318)		184,493	~~W~~	1,205,656

Less: three months ended March 31, 2006					145,888		(7,786)		46,993		(990)		(597)

Three months ended June 30, 2006				~~W~~	—	~~W~~	(15,090)	~~W~~	(60,845)	~~W~~	(328)	~~W~~	185,090

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2005 as information as of June 30, 2006 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2006 was not expected to be material.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the six months ended June 30, 2007
	Beginning						Ending
	balance		Increase		Amortization		balance
SK Communications Co., Ltd.	~~W~~	22,417	~~W~~	—	~~W~~	(699)	~~W~~	21,718
SK C&C Co., Ltd.		4,464		—		(203)		4,261
Paxnet Co., Ltd.		17,164		—		(536)		16,628
Global Credit & Information Co., Ltd.		587		—		(21)		566
TU Media Corp.		784		9,572		(567)		9,789
IHQ, Inc.		24,780		—		(2,753)		22,027
Seoul Records, Inc.		2,855		—		(408)		2,447
Harex Info Tech, Inc.		1,051		—		(175)		876
SLD Telecom PTE Ltd.		384		—		(11)		373
ULand Company Limited		4,502		—		(129)		4,373
Helio, Inc.		—		38		(38)		—

Total	~~W~~	78,988		9,610		(5,540)	~~W~~	83,058

Less three months ended March 31, 2007				9,610		(2,557)

Three months ended June 30, 2007			~~W~~	—	~~W~~	(2,983)

	For the six months ended June 30, 2006
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(21)	~~W~~	772
SK Communications Co., Ltd.		23,814		—		(699)		23,115
SK C&C Co., Ltd.		4,870		—		(203)		4,667
Paxnet Co., Ltd.		18,237		—		(536)		17,701
Global Credit & Information Co., Ltd.		628		—		(21)		607
TU Media Corp.		993		—		(105)		888
IHQ, Inc.		6,267		(72)		(734)		5,461
Seoul Records, Inc.		3,670		—		(408)		3,262
Harex Info Tech, Inc.		1,402		—		(175)		1,227
SK Mobile		—		3,192		(159)		3,033
SLD Telecom PTE Ltd.		406		—		(11)		395
ULand Company Limited		3,628		1,132		(129)		4,631

Total	~~W~~	64,708		4,252		(3,201)	~~W~~	65,759

Less three months ended March 31, 2006				4,297		(1,433)

Three months ended June 30, 2006			~~W~~	(45)	~~W~~	(1,768)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the six months ended June 30, 2007
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	2,913	~~W~~	263	~~W~~	(545)	~~W~~	2,631
ULand Company Limited.		—		4,051		—		4,051
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	3,999		4,314		(545)	~~W~~	7,768

Less three months ended March 31, 2007				2,990		(325)

Three months ended June 30, 2007			~~W~~	1,324	~~W~~	(220)

	For the six months ended June 30, 2006
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	270
SK Communications Co., Ltd.		4,016		—		(686)		3,330
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102		270		(686)	~~W~~	4,686

Less three months ended March 31, 2006				—		(478)

Three months ended June 30, 2006			~~W~~	270	~~W~~	(208)

Details of market price of the equity securities accounted for using the equity method as of June 30, 2007 are as follows (In millions of Korean won, except for market price per share):

	Market price
	per share	Shares owned by
	(In Korean won)	the Company	Market price
IHQ, Inc.	5,300	13,000,000	~~W~~	68,900
Seoul Records, Inc.	3,420	9,582,321	~~W~~	32,772

The condensed financial information of the investees as of and for the six months ended June 30, 2007 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Communications Co., Ltd.	~~W~~	300,627	~~W~~	117,646	~~W~~	87,680	(~~W~~13,411)
SK Telink Co., Ltd.		147,103		52,558		113,803	6,468
SK C&C Co., Ltd.		2,725,165		1,172,007		458,554	36,060
Paxnet Co., Ltd.		31,255		8,620		16,865	508
TU Media Corp.		398,247		347,125		53,979	(40,023)
IHQ, Inc.		64,186		28,830		20,457	(8,163)
Seoul Records, Inc.		41,943		7,334		16,724	(3,476)
SK Mobile		11,664		1,803		1,156	(1,361)
SLD Telecom PTE Ltd.		185,746		33,706		934	(9,499)
ULand Company Limited		6,486		106		1,902	2,072
SK Telecom USA Holdings, Inc.		32,425		144		—	(65,487)
SK Telecom International, Inc.		27,702		2,839		8,331	(53)
Korea IT Fund		311,954		—		11,387	8,322
SKT-KTB Music Investment Fund		18,420		53		279	(316)
IMM Cinema Fund		22,367		—		1,267	(2,013)
Helio, Inc.		158,038		91,687		59,355	(137,111)
5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007						December 31,
	Short-term		Long-term		Total		2006
Loans to employees’ stock ownership association	~~W~~	1,926	~~W~~	3,791	~~W~~	5,717	~~W~~	7,526
Loans to employees for housing and other		77		162		239		277

Total	~~W~~	2,003	~~W~~	3,953	~~W~~	5,956	~~W~~	7,803

6. PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	Useful lives
	(years)	June 30, 2007		December 31, 2006
Land	—	~~W~~	449,645	~~W~~	462,393
Buildings and structures	30,15		1,489,808		1,488,824
Machinery	6		11,664,404		11,235,472
Vehicles	4		21,211		21,136
Other	4		933,437		956,670
Construction in progress	—		180,925		130,667

			14,739,430		14,295,162
Less: accumulated depreciation			(10,322,774)		(9,877,050)

Property and equipment, net		~~W~~	4,416,656	~~W~~	4,418,112

The standard value of land declared by the government as of June 30, 2007 and December 31, 2006 are ~~W~~550,211 million and ~~W~~506,831 million, respectively.
Details of change in property and equipment for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the six months ended June 30, 2007
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		Balance
Land	~~W~~	462,393	~~W~~	451	~~W~~	(14,480)	~~W~~	1,281	~~W~~	—	~~W~~	449,645
Buildings and structures		1,101,232		468		(792)		1,691		(27,913)		1,074,686
Machinery		2,346,517		29,473		(4,360)		552,631		(540,681)		2,383,580
Vehicles		2,341		1,444		(67)		—		(848)		2,870
Other		374,962		448,178		(12,231)		(438,524)		(47,436)		324,949
Construction in progress		130,667		218,009		—		(167,750)		—		180,926

Total	~~W~~	4,418,112		698,023		(31,930)		(50,671)		(616,878)	~~W~~	4,416,656

Less three months ended March, 31, 2006				288,514		(16,183)		(14,106)		(284,980)

Three months ended June 30, 2006			~~W~~	409,509	~~W~~	(15,747)	~~W~~	(36,565)	~~W~~	(331,898)

	For the six months ended June 30, 2006
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		Balance
Land	~~W~~	461,513	~~W~~	—	~~W~~	(344)	~~W~~	801	~~W~~	—	~~W~~	461,970
Buildings and structures		1,145,497		657		(527)		825		(27,697)		1,118,755
Machinery		2,429,564		492		(633)		160,861		(500,755)		2,089,529
Vehicles		2,786		723		(86)		—		(830)		2,593
Other		292,214		313,212		(13,140)		(140,504)		(38,672)		413,110
Construction in progress		264,309		116,048		—		(37,879)		—		342,478

Total	~~W~~	4,595,883		431,132		(14,730)		(15,896)		(567,954)	~~W~~	4,428,435

Less three months ended March, 31, 2006				86,106		(1,424)		(4,741)		(276,654)

Three months ended June 30, 2006			~~W~~	345,026	~~W~~	(13,306)	~~W~~	(11,155)	~~W~~	(291,300)

7. INTANGIBLE ASSETS
Intangible assets as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007						December 31, 2006
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,335,532	~~W~~	(707,641)	~~W~~	1,627,891	~~W~~	2,335,532	~~W~~	(643,310)	~~W~~	1,692,222
Frequency use rights		1,385,120		(366,553)		1,018,567		1,385,120		(308,287)		1,076,833
Software development costs		232,025		(204,345)		27,680		231,318		(190,611)		40,707
Computer software		913,604		(379,804)		533,800		858,375		(303,272)		555,103
Other		116,250		(71,942)		44,308		109,753		(69,459)		40,294

	~~W~~	4,982,531	~~W~~	(1,730,285)	~~W~~	3,252,246	~~W~~	4,920,098	~~W~~	(1,514,939)	~~W~~	3,405,159

Details of changes in intangible assets for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the six months ended June 30, 2007
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		Balance
Goodwill	~~W~~	1,692,222	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(64,331)	~~W~~	1,627,891
Frequency use rights		1,076,833		—		—		—		(58,266)		1,018,567
Software development costs		40,707		—		—		707		(13,734)		27,680
Computer software		555,103		5,434		(7)		50,046		(76,776)		533,800
Other		40,294		7,565		(255)		40		(3,336)		44,308

Total	~~W~~	3,405,159		12,999		(262)		50,793		(216,443)	~~W~~	3,252,246

Less three months ended March 31, 2006				3,514		(146)		14,228		(107,361)

Three months ended June 30, 2006			~~W~~	9,485	~~W~~	(116)	~~W~~	36,565	~~W~~	(109,082)

	For the six months ended June 30, 2006
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		Balance
Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(64,331)	~~W~~	1,756,553
Frequency use rights		1,184,292		—		—		—		(49,871)		1,134,421
Software development costs		61,255		—		—		3,877		(15,987)		49,145
Computer software		279,758		4,236		(1)		13,070		(38,038)		259,025
Other		40,358		1,414		(19)		106		(3,033)		38,826

Total	~~W~~	3,386,547		5,650		(20)		17,053		(171,260)	~~W~~	3,237,970

Less three months ended March 31, 2006				1,573		(16)		5,192		(84,492)

Three months ended June 30, 2006			~~W~~	4,077	~~W~~	(4)	~~W~~	11,861	~~W~~	(86,768)

The book value as of June 30, 2007 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,627,891	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	12 years and 9 months
IMT license		916,317	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		95,885	WiBro Service	(Note b)
DMB license		6,365	DMB Service	9 years
(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (12 years and 9 months) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life (5 years and 9 months).
8. BONDS PAYABLE
Bonds payable as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Annual
		interest	June 30,		December 31,
	Maturity year	rate (%)	2007		2006
Domestic general bonds	2007	5.0 - 6.0	~~W~~	700,000	~~W~~	700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2016	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		278,040		278,880
Convertible bonds (US$304,240)	2009	—		356,356		356,356

Total				2,734,396		2,735,236
Less discounts on bonds				(32,939)		(39,097)
Less conversion right adjustments				(35,132)		(43,629)
Add long-term accrued interest				22,910		22,910

Net				2,689,235		2,675,420
Less portion due within one year				(998,052)		(696,546)

Long-term portion			~~W~~	1,691,183	~~W~~	1,978,874

All of the above bonds will be paid in full at maturity.
On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~211,943 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2006 is 1,649,014 shares. During the six months ended June 30, 2007, the conversion price was changed from ~~W~~217,062 to ~~W~~211,943 and the number of shares to be converted was changed from 1,649,014 shares to 1,688,842 shares due to the payment of annual dividends in accordance with the resolution of the Company’s board of directors dated January 25, 2007.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
During the six months ended June 30, 2007, no conversion was made. During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of treasury stock, the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000.  As a result of such conversion, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).
9. LONG-TERM BORROWINGS
Long-term borrowings as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	June 30,		December 31,
	Lender	maturity year	rate (%) (note)	2007		2006
Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	”	”	US$	25,000	US$	25,000
”	SMBC	”	”	US$	25,000	US$	25,000

Total				US$	100,000	US$	100,000
				~~W~~	200,000	~~W~~	200,000

Equivalent in Korean won				~~W~~	292,680	~~W~~	292,960
Less portion due within one year					—		—

Long-term borrowings				~~W~~	292,680	~~W~~	292,960

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from June 30, 2007 in accordance with the loan agreement. (note) At June 30, 2007, the 91 days CD yield and the 6M LIBOR rate are 5.00% and 5.38%, respectively.

10. SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.
Long-term subscription deposits held as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		June 30, 2007		December 31, 2006
Cellular	~~W~~	200,000	~~W~~	19,643	~~W~~	21,140

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
11. LEASES
The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the six months ended June 30, 2007 and as of and for the year ended December 31, 2006 are as follows (In millions of Korean won):

		June 30, 2007		December 31, 2006
Acquisition cost	Office equipment	~~W~~	8,271	~~W~~	15,784
	Computer software		5,728		7,180

		~~W~~	13,999	~~W~~	22,964

Accumulated depreciation	Office equipment	~~W~~	5,524	~~W~~	8,662
	Computer software		1,814		1,555

		~~W~~	7,338	~~W~~	10,217

Carrying amounts	Office equipment	~~W~~	2,747	~~W~~	7,122
	Computer software		3,914		5,625

		~~W~~	6,661	~~W~~	12,747

Depreciation expenses	Office equipment	~~W~~	985	~~W~~	8,071
	Computer software		573		1,437

		~~W~~	1,558	~~W~~	9,508

The Company’s minimum future lease payments as of June 30, 2007 are as follows (In millions of Korean won):

	Annual lease payments		Interest		Principal
2008	~~W~~	4,993	~~W~~	(134)	~~W~~	4,859

Less portion due within one year						(4,859)

Capital lease liabilities					~~W~~	—

12. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	June 30, 2007				December 31, 2006
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	1,533	~~W~~	1,421	US$	959	~~W~~	892
”	EUR 50			63	EUR 2			2
Accounts receivable — trade	US$	22,461		20,817	US$	16,534		15,370
”	EUR 248			309	EUR 248			303
”	CNY 5,620			684		—		—
Accounts receivable — other	US$	913		846	US$	1,657		1,541
Guarantee deposits	US$	12		11	US$	17		16
”	JPY 21,657			163	JPY 21,536			168

			~~W~~	24,314			~~W~~	18,292

Accounts payable	US$	10,942		10,141	US$	16,046		14,916
”	JPY 42,809			322	JPY 18,704			146
”	HK$158			19	HK$190			23
”		GBP33		60		GBP48		88
”	SG$16			9	SG$6			3
”	EUR 489			610	EUR 813			993
”		—		—	CHF 250			190

”	CNY 2			1	CNY 2			1

			~~W~~	11,162			~~W~~	16,360

13. CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~. 500. The number of authorized and issued shares as of June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007	December 31, 2006
Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,667,459	72,667,459

Significant change in capital stock and capital surplus for the six months ended June 30, 2007 and for the year ended December 31, 2006 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2006	82,276,711	~~W~~	44,639	~~W~~	2,966,198

Consideration for conversion right (note a)	—		—		(3,733)
Transferred from stock options in capital adjustment (note b)	—		—		234

Retirement of treasury stock (note c)	(1,083,000)		—		—

At December 31, 2006	81,193,711		44,639		2,962,699

Transferred from stock options in capital adjustment (note d)	—		—		3,246

At June 30, 2007	81,193,711	~~W~~	44,639	~~W~~	2,965,945

(note a)	During the year ended December 31, 2006, the convertible bonds with a face value of US$25,210,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~ 3,733 million (net of tax effect of ~~W~~ 1,416 million).

(note b)	During the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~ 234 million, expired and the related stock options of ~~W~~ 234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (r)].

(note c)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial laws.

(note d)	During the six months ended June 30, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~ 3,246 million, expired and the related stock options of ~~W~~ 3,246 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (r)].

14. RETAINED EARNINGS
Retained earnings as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007		December 31, 2006
Appropriated	~~W~~	7,335,037	~~W~~	6,679,234
Before appropriations		800,628		1,165,519

	~~W~~	8,135,665	~~W~~	7,844,753

The details of appropriated retained earnings as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007		December 31, 2006
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		255,984		477,182
Reserve for research and manpower development		872,595		880,594
Reserve for business expansion		6,151,138		5,266,138

Total	~~W~~	7,335,037	~~W~~	6,679,234

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

15. TREASURY STOCK
Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~ 6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~ 2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~ 32,178 million, which resulted in loss on disposal of treasury stock of ~~W~~ 7,887 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~ 337 million for the six months ended June 30, 2007 to reflect the change in accumulated temporary differences related to treasury stocks based on the prior year tax return.
On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~ 92,518 million in accordance with a resolution of the board of directors dated July 28, 2006. On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~ 116,559 million in accordance with a resolution of the board of directors dated August 31, 2006. In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~ 209,077 million in accordance with Korean Commercial law.
There was no change in the shares of treasury stock for the six months ended June 30, 2007.
16. STOCK OPTIONS
On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~ 424,000 per share, 43,820 shares at an exercise price of ~~W~~ 211,000 per share and 65,730 shares at an exercise price of ~~W~~ 267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~ 3 million were forfeited during the year ended December 31, 2004
The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~ 500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and six months ended June 30, 2007 and 2006 and the outstanding balance of stock options in capital adjustment as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

			Recognized				Recognized
			compensation cost				compensation cost
			for the three months				for the six months				Stock options in
	Total		ended June 30,				ended June 30,				capital adjustment
	Compensation										June 30,		December 31,
Grant date	cost		2007		2006		2007		2006		2007		2006
March 17, 2000(Note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(Note b)		234		—		—		—		—		—		—
March 8, 2002(Note c)		3,246		—		—		—		—		—		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,246

(note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~ 1,533 million. The related capital adjustment of ~~W~~ 1,533 million was transferred to capital surplus.

(note b)	During the year ended December 31, 2006, the exercisable period expired for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~ 234 million. The related capital adjustment of ~~W~~ 234 million was transferred to capital surplus.

(note c)	During the six months ended June 30, 2007, the exercisable period expired for stock options representing 65,730 shares, for which the Company had recognized compensation cost of ~~W~~ 3,246 million. The related capital adjustment of ~~W~~ 3,246 million was transferred to capital surplus.
If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~ 15,967 million ( ~~W~~ 3,738 million, ~~W~~ 3,617 million and ~~W~~ 8,613 million for options granted in 2000, 2001 and 2002, respectively) and the recognized compensation cost for the three months and six months ended June 30, 2007 would be nil, and the pro forma net income and net income per common share for the three months and six months ended June 30, 2007, 2006 and 2005 are as follows:

	For the three months ended June 30,
	(In millions of Korean won,
	except for net income per share)
	2007		2006		2005
Pro forma income before income taxes	~~W~~	559,325	~~W~~	526,384	~~W~~	650,695
Pro forma net income		403,274		373,338		467,110
Pro forma net income per share		5,550		5,068		6,345

	For the six months ended June 30,
	(In millions of Korean won,
	except for net income per share)
	2007		2006		2005
Pro forma income before income taxes	~~W~~	1,123,116	~~W~~	1,004,702	~~W~~	1,197,602
Pro forma net income		799,584		710,498		835,230
Pro forma net income per share		11,003		9,648		11,346

17. INCOME TAX
a.	Details of income tax expense

Income tax expenses for the six months ended June 30, 2007 and 2006 consist of the following (In millions of Korean won):

	2007		2006
Current	~~W~~	346,890	~~W~~	329,879
Deferred (Note a)		(23,358)		(35,675)

Income tax expenses		323,532		294,204
Less: three months ended June 30,		(167,481)		(141,158)

Three months ended June 30,	~~W~~	156,051	~~W~~	153,046

(Note a) Changes in net deferred tax liabilities for the six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006
Ending balance of net deferred tax liabilities	~~W~~	669,410	~~W~~	339,252
Beginning balance of net deferred tax liabilities		(490,341)		(348,563)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		3,444		4,424
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(205,871)		(30,788)

	(~~W~~	23,358)	(~~W~~	35,675)

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006
(Temporary Differences)
Additions:
Allowance for doubtful accounts	~~W~~	36,036	~~W~~	130,375
Accrued interest income – prior period		4,576		3,931
Reserves for research and manpower development		105,000		94,000
Reserves for loss on disposal of treasury stock		—		118,570
Equity in losses of affiliates		93,790		23,026
Unrealized loses on valuation of long-term investment securities		293		—
Accrued expenses		—		15,300
Depreciation		25,229		28,669
Impairment lose on investment securities		2,350		—
Loss on impairment of other assets		3,508		1,980
Loss on valuation of currency swap		840		9,125
Loss on valuation of currency swap (capital adjustments)		—		17,004
Accrued severance indemnities		11,838		19,622
Deposits for severance indemnities		714		148,610
Consideration of conversion right		8,497		11,876
Other		17,461		41,454

Sub-total		310,132		663,542

Deductions:
Reserves for research and manpower development		—		(90,000)
Allowance for doubtful accounts – prior period		(43,975)		(124,184)
Depreciation – prior period		(8,826)		(9,802)
Accrued interest income		(6,480)		(5,661)
Accrued expenses		(27,400)		—
Equity in earnings of affiliates		—		(19,287)
Equity in capital adjustments of affiliates		(188,605)		—
Unrealized gains on valuation of long-term investment securities		(556,215)		(130,269)
Accrued severance indemnities		(714)		(155,046)
Deposits for severance indemnities		(3,837)		(3,458)
Loss on impairment of other assets – prior period		(971)		(5,109)
Loss on disposal of property & equipment		—		(38,656)
Other		(19,616)		(12,717)

Sub-total		(856,639)		(594,189)

Total Temporary Differences		(546,507)		69,353

(Permanent Differences)		828,350		220,901

Total	~~W~~	281,843	~~W~~	290,254

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the six months ended June 30, 2007 and 2006 and deferred tax assets and liabilities as of June 30, 2007 and 2006 are as follows (In millions of Korean won):

For the six months ended June 30, 2007

	January 1,		Increase		Decrease		June 30,
Description	2007		(note a)		(note a)		2007
Current:
Allowance for doubtful accounts	~~W~~	50,824	~~W~~	29,186	~~W~~	43,975	~~W~~	36,035
Accrued interest income		(4,574)		(4,510)		(4,576)		(4,508)
Accrued expenses		56,001		1,950		29,350		28,601
Other		172,169		(556)		5,686		165,927

Total		274,420		26,070		74,435		226,055
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	145,865	~~W~~	26,070	~~W~~	74,435	~~W~~	97,500

Current deferred tax assets-net (note b)	~~W~~	40,113					~~W~~	26,813

Non-current:
Property and equipment	(~~W~~	188,535)	(~~W~~	1,413)	(~~W~~	18,315)	(~~W~~	171,633)
Loss on impairment of long-term investment securities		108,145		28,182		—		136,327
Loss on impairment of other long-term assets		971		3,508		971		3,508
Reserves for research and manpower development		(760,000)		—		(105,000)		(655,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		—		(255,984)
Equity in losses (earnings) of affiliates		114,214		88,483		—		202,697
Equity in capital adjustment of affiliates		(123,206)		(189,051)		—		(312,257)
Unrealized loss on valuation of long-term investment securities (other comprehensive income)		(563,477)		(543,972)		11,949		(1,119,398)
Accrued severance indemnities		20,058		11,838		714		31,182
Deposits for severance indemnities		(20,058)		(3,837)		(714)		(23,181)
Loss on valuation of currency swap		22,502		840		—		23,342
Loss on valuation of currency swap (other comprehensive income)		24,249		—		1,067		23,182
Loss on valuation of interest rate swap (other comprehensive income)		454		—		2,009		(1,555)
Considerations for conversion right		(62,131)		—		(5,148)		(56,983)
Other		24,564		9,516		2,181		31,899

Total		(1,658,234)		(595,906)		(110,286)		(2,143,854)
Temporary differences unlikely to be realized		(270,688)		(2,472)		114,706		(387,866)

Total non-current cumulative temporary differences-net	(~~W~~	1,928,922)	(~~W~~	598,378)	~~W~~	4,420	(~~W~~	2,531,720)

Total non-current deferred tax liabilities-net (note b)	(~~W~~	530,454)					(~~W~~	696,223)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b) The tax rate used in measuring deferred tax assets and liabilities is 27.5%.
For the six months ended June 30, 2006

	January 1,		Increase		Decrease		June 30,
Description	2006		(Note a)		(Note a)		2006
Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	110,419	~~W~~	124,184	~~W~~	108,796
Accrued interest income		(3,931)		(3,461)		(3,931)		(3,461)
Accrued expenses		61,967		15,514		19,286		58,195
Other		189,548		10,710		3,728		196,530

Total		370,145		133,182		143,267		360,060
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	133,182	~~W~~	124,048	~~W~~	231,505

Current deferred tax assets-net (Note b)	~~W~~	61,152					~~W~~	63,664

Non-current:
Property and equipment	(~~W~~	196,446)	~~W~~	14,089	~~W~~	20,067	(~~W~~	202,424)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		—		5,480		1,981
Reserves for research and manpower development		(768,000)		(90,000)		(94,000)		(764,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(118,570)		(355,511)
Equity in (earnings) losses of affiliates		5,379		13,594		5,380		13,593
Equity in capital adjustment of affiliates		(109,468)		—		(12,269)		(97,199)
Unrealized loss on valuation of long-term investment securities		58,116		—		132,905		(74,789)
Accrued severance indemnities		148,465		19,768		155,046		13,187
Deposits for severance indemnities		(148,465)		(3,604)		(148,610)		(3,459)
Loss on valuation of currency swap		13,244		9,125		—		22,369
Loss on valuation of currency swap (capital adjustment)		19,554		17,004		—		36,558
Loss on valuation of interest rate swap (capital adjustment)		—		802		—		802
Considerations for conversion right		(67,279)		—		(3,762)		(63,517)
Other		(21,051)		25,940		(11,253)		16,142

Total		(1,424,426)		6,718		(69,586)		(1,348,122)
Temporary differences unlikely to be realized		(65,447)		(52,201)		(620)		(117,028)

Total non-current cumulative temporary differences-net	(~~W~~	1,489,873)	(~~W~~	45,483)	(~~W~~	70,206)	(~~W~~	1,465,150)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	409,715)					(~~W~~	402,916)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the tax return for the year before the prior year.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other are as follows (In millions of Korean won):

	June 30, 2007		December 31, 2006
Deferred tax assets	~~W~~	83,183	~~W~~	93,697
Deferred tax liabilities		(752,593)		(584,038)

Deferred tax assets (liabilities), net	(~~W~~	669,410)	(~~W~~	490,341)

Current, net	~~W~~	26,813	~~W~~	40,113
Non-current, net	(~~W~~	696,223)	(~~W~~	530,454)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):

	June 30, 2007		December 31, 2006
Gains on disposal of treasury stock	(~~W~~	38,004)	(~~W~~	38,341)
Considerations for conversion right		(17,086)		(17,086)
Unrealized loss on valuation of long-term investment securities		(307,834)		(154,956)
Equity in capital adjustment of affiliates, net		(93,925)		(41,441)
Loss on valuation of currency swap		6,375		6,668
Loss on valuation of interest rate swap		(428)		125

Total	(~~W~~	450,902)	(~~W~~	245,031)

e.	Effective tax rate

Effective tax rates for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the				For the
	three months ended				six months ended
	June 30, 2007		June 30, 2006		June 30, 2007		June 30, 2006
Income before income tax	~~W~~	559,325	~~W~~	526,384	~~W~~	1,123,116	~~W~~	1,004,702
Income tax expenses		156,051		153,046		323,532		294,204

Effective tax rate		27.90%		29.07%		28.81%		29.28%

18. COMPREHENSIVE INCOME
Details of comprehensive income for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):
For the six months ended June 30, 2007

	For the				For the
	three months ended				six months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	403,274			~~W~~	799,584
Other comprehensive income:
Unrealized gain on valuation of long-term investment securities, net		234,743	(~~W~~	89,041)		403,043	(~~W~~	152,878)
Equity in capital adjustments of affiliates, net		91,840		(35,899)		136,121		(52,484)
Loss on valuation of currency swap, net		4,457		(608)		3,204		(293)
Loss on valuation of interest swap, net		2,154		(817)		1,457		(553)

Sub total		333,194	(~~W~~	126,365)		543,825	(~~W~~	206,208)

Comprehensive income	~~W~~	736,468			~~W~~	1,343,409

For the six months ended June 30, 2006

	For the				For the
	three months ended				six months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	373,338			~~W~~	710,498
Other comprehensive income:
Unrealized gain on valuation of long-term investment securities, net		8,534	(~~W~~	3,237)		96,356	(~~W~~	36,549)
Equity in capital adjustments of affiliates, net		(44,037)		15,448		(13,013)		(521)
Loss on valuation of currency swap, net		(7,636)		2,896		(12,328)		4,676
Loss on valuation of interest swap, net		(582)		221		(582)		221

Sub total		(43,721)	~~W~~	15,328		70,433	(~~W~~	32,173)

Comprehensive income	~~W~~	329,617			~~W~~	780,931

19. NET INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the three months and six months ended June 30, 2007 and 2006 are computed as follows (In millions of Korean won, except for per share income per share):
Net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2007		2006		2007		2006
Net income and ordinary income	~~W~~	403,274	~~W~~	373,338	~~W~~	799,584	~~W~~	710,498
Weighted average number of common shares outstanding		72,667,459		73,668,589		72,667,459		73,641,592

Net income and ordinary income per share	~~W~~	5,550	~~W~~	5,068	~~W~~	11,003	~~W~~	9,648

Net income and ordinary income per share for the year ended December 31, 2006 were ~~W~~19,734 and net income and ordinary income per share for the three months ended March 31, 2007 and 2006 are ~~W~~5,454 and ~~W~~4,580, respectively.
The weighted average number of common shares outstanding for the three months and six months ended June 30, 2007 and 2006 is calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2007
At April 1, 2007	81,193,711	91 / 91	81,193,711
Treasury stock, at the beginning	(8,526,252)	91 / 91	(8,526,252)

Total	72,667,459		72,667,459

For the six months ended June 30, 2007
At January 1, 2007	81,193,711	181 / 181	81,193,711
Treasury stock, at the beginning	(8,526,252)	181 / 181	(8,526,252)

Total	72,667,459		72,667,459

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2006
At April 1, 2006	82,276,711	91 / 91	82,276,711
Treasury stock, at the beginning	(8,662,415)	91 / 91	(8,662,415)
Conversion of convertible bonds into treasury stock (Note a)	99,361	50 / 91 (note a)	54,293

Total	73,713,657		73,668,589

For the six months ended June 30, 2006
At January 1, 2006	82,276,711	181 / 181	82,276,711
Treasury stock, at the beginning	(8,662,415)	181 / 181	(8,662,415)
Conversion of convertible bonds into Treasury stock (Note a)	99,361	50 / 181 (note a)	27,296

Total	73,713,657		73,641,592

(Note a)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates in the first half of 2006 and weighted number of shares was calculated considering each transaction date.
Diluted net income and ordinary income per share amounts for the three months and six months ended June 30, 2007 and 2006 are computed as follows (In millions of won, except for share data):
Diluted net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2007		2006		2007		2006
Adjusted net income and ordinary income	~~W~~	406,583	~~W~~	376,630	~~W~~	806,099	~~W~~	717,078
Adjusted weighted average number of common shares outstanding		74,356,301		75,391,469		74,356,301		75,391,469

Diluted net income and ordinary income per share	~~W~~	5,468	~~W~~	4,996	~~W~~	10,841	~~W~~	9,511

Diluted net income and ordinary income per share for the year ended December 31, 2006 were ~~W~~19,458 and diluted net income and ordinary income per share for the three months ended March 31, 2007 and 2006 are ~~W~~5,373 and ~~W~~4,516, respectively.
Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2007 and 2006 are calculated as follows:

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2007		2006		2007		2006
Net income and ordinary income	~~W~~	403,274	~~W~~	373,338	~~W~~	799,584	~~W~~	710,498
Effect of stock options (Note a)		—		—		—		—
Effect of convertible bonds (Note b)		3,309		3,292		6,515		6,580

Adjusted net income and ordinary income	~~W~~	406,583	~~W~~	376,630	~~W~~	806,099	~~W~~	717,078

Weighted average number of common shares outstanding		72,667,459		73,668,589		72,667,459		73,641,592
Effect of stock options (Note a)		—		—		—		—
Effect of convertible bonds (Note b)		1,688,842		1,722,880		1,688,842		1,749,877

Adjusted weighted average number of common shares outstanding	~~W~~	74,356,301	~~W~~	75,391,469	~~W~~	74,356,301	~~W~~	75,391,469

(Note a)	For the three months and six months ended June 30, 2007 and 2006, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and six months ended June 30, 2007 and 2006 and for the year ended December 31, 2006, respectively.

(Note b)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.

20. RESTRICTED CASH AND CASH EQUIVALENTS
a.	At June 30, 2007, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KMPS Corporation, which was held by the Company and accounted for as available-for-sale securities. At June 30, 2007, certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as short-term deposits.
21. INSURANCE
As of June 30, 2007, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
				US$	59,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,600,044	~~W~~	7,667,737

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

22. RELATED PARTY TRANSACTIONS
As of June 30, 2007 and December 31, 2006, a list of parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Parent company	SK Corporation	21.8 (note a)	Manufacturing and selling petrochemicals
Subsidiary	SK Telink Co., Ltd.	90.8	Telecommunication service
”	SK Communications Co., Ltd.	85.9	Internet website services
”	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
”	Global Credit & Information Co., Ltd.	50.0	Credit and collection services
”	PAXNet Co., Ltd.	59.7	Internet website services
”	Seoul Records, Inc.	60.0	Release of music disc
”	Aircross Co., Ltd.	100.0	Wireless marketing related business
”	TU Media Corp.	32.7	Digital multi media broadcasting service
”	SLD Telecom PTE Ltd.	73.3	Telecommunication service
”	SK Telecom China Co., Ltd.	100.0	Telecommunication service
”	ULand Company Ltd.	70.1	Network and mobile value added service
”	IHQ, Inc.	34.1	Entertainment management
”	YTN Media Inc.	51.4 (note c)	Broadcasting program production
”	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
”	SK Telecom International Inc.	100.0	Telecommunication service
”	Centurion IT Investment Association	37.5	Investment association
”	The First Music Investment Fund of SK-PVC	69.3	Investment association
”	The Second Music Investment Fund of SK-PVC	79.3	Investment association
”	SK-KTB Music Investment Fund	74.3	Investment association
”	IMM Cinema Fund	45.6	Investment association
”	Cyworld, Inc.	100.0(note b)	Internet website services
”	Cyworld Japan Co., Ltd.	100.0(note b)	Internet website services
”	SK Cyberpass Inc.	70.5 (note c)	Telecommunication service
”	Ntreev Soft Co., Ltd.	51.0 (note c)	Game program production
”	IHQ USA, Inc.	100.0 (note c)	Surveying marketing information
”	SK Telecom Europe Ltd.	100.0	Wireless telecommunication related business
”	SK Telecom Advanced Tech & Service Center	100.0	Research & development
”	Cyworld Europe GmbH	50.2 (note c)	Internet website services
”	Cyworld China Ltd.	100.0 (note c)	Internet website services
”	SK I-Media Co., Ltd.	60.0 (note c)	Game software production
(note a)	The ownership percentage represents parent company’s ownership over the Company.

(note b)	The ownership percentage represents the total sum of the Company’s and subsidiaries’ ownership over their subsidiaries.

(note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related companies
Significant related party transactions for the three months and six months ended June 30, 2007 and 2006, and account balances as of June 30, 2007 and December 31, 2006 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended June 30, 2007						For six months ended June 30, 2007
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:

SK Corporation	~~W~~	—	~~W~~	7,142	~~W~~	5,279	~~W~~	-	~~W~~	15,196	~~W~~	10,620

Subsidiaries:
SK Communications Co., Ltd.		—		10,471		2,392		156		18,356		3,330
TU Media Corp.		11		282		10,532		11		664		25,577
Global Credit & Information Co., Ltd.		—		17,218		553		—		27,560		866
PAXNet Co., Ltd.		—		3,614		329		—		6,195		645
SK Telink Co., Ltd.		—		2,686		6,396		—		6,486		9,921
SK Wyverns Baseball Club Co., Ltd.		—		5,277		7		—		10,677		17
Aircross Co., Ltd.		—		4,167		337		224		8,320		523
SK Telecom China Co., Ltd.		—		2,447		—		—		8,179		684
SK Telecom International Inc.		—		1,331		—		—		3,106		—
Others		1,000		2,852		624		1,000		3,770		826

Equity Method Investees:
Helio, LLC		—		—		278		—		—		1,478
SK C&C Co., Ltd.		14,845		54,137		2,117		26,256		98,778		4,425
Others		370		475		416		479		864		416

Others :
SK Engineering & Construction Co., Ltd.		87,828		2,216		1,049		135,424		2,633		1,813
SK Networks Co., Ltd.		12,814		180,441		3,582		13,459		325,100		5,222
Innoace Co., Ltd.		3,725		1,756		63		4,181		3,265		109
SK Telesys Co., Ltd.		83,365		3,053		149		137,293		3,494		1,825
Others		195		5,842		1,462		1,586		7,929		2,202

Total	~~W~~	204,153	~~W~~	305,407	~~W~~	35,565	~~W~~	320,069	~~W~~	550,572	~~W~~	70,499

	For three months ended June 30, 2006						For six months ended June 30, 2006
	Purchases of		Commissions		Commission		Purchases of		Commissions		Commission
	property and		paid and		and		property and		paid and		and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	565	~~W~~	7,747	~~W~~	3,747	~~W~~	853	~~W~~	15,958	~~W~~	5,095

Subsidiaries:
SK Communications Co., Ltd.		11		12,562		1,030		11		20,099		1,408
TU Media Corp.		—		447		12,026		573		641		21,895
Global Credit & Information Co., Ltd.		—		5,406		343		—		16,370		635
PAXNet Co., Ltd.		—		2,287		633		—		4,813		854
SK Telink Co., Ltd.		—		5,427		4,197		—		8,314		8,456
SK Wyverns Baseball Club Co., Ltd.		—		3,500		—		—		9,600		—
Aircross Co., Ltd.		50		3,707		87		50		6,670		203
Others		—		—		—		3		2,572		—

Equity Method Investees:
WiderThan Co., Ltd.:		350		26,090		902		967		47,996		972
Helio, LLC		—		—		8,262		—		—		12,922
SK C&C Co., Ltd.		35,947		76,550		2,085		45,777		141,878		3,868
Others		1,762		—		—		2,895		638		—

Others :
SK Engineering & Construction Co., Ltd.		46,205		929		762		46,205		1,075		1,391
SK Networks Co., Ltd.		201		118,190		3,169		1,885		218,132		5,464
Innoace Co., Ltd.		1,045		2,410		62		1,384		2,866		107
SK Telesys Co., Ltd.		75,133		988		287		83,739		1,167		1,049
Others		29		1,232		765		29		3,252		1,349

Total	~~W~~	161,298	~~W~~	267,472	~~W~~	38,357	~~W~~	184,371	~~W~~	502,041	~~W~~	65,668

b-(2) Account balances

	As of June 30, 2007
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	3,906	~~W~~	—	~~W~~	—	~~W~~	304	~~W~~	4,599	~~W~~	248

Subsidiaries:
SK Communications Co., Ltd.		1,195		—		—		—		3,556		5,606
TU Media Corp.		3,424		—		—		—		67		3,016
Global Credit & Information Co., Ltd.		8		—		—		—		4,411		—
SK Telink Co., Ltd.		714		—		—		—		75		1,198
PAXNet Co., Ltd.		116		—		—		—		1,274		—
SK Wyverns Baseball Club Co., Ltd.		—		575		4,132		210		—		—
Aircross Co., Ltd.		917		—		—		—		1,232		255
SK Telecom China Co., Ltd.		684		—		—		—		2,458		—
SLD Telecom PTE Ltd.		6,633		—		—		—		—		—
Others		71		—		—		—		1,938		—

Equity Method Investees:
SK C&C Co., Ltd.		141		—		—		—		39,877		346
Helio, LLC.		15,264		—		—		—		—		—
Others		208		—		—		—		6		—

Others:
SK Engineering & Construction Co., Ltd.		256		—		—		—		135		1,135
SK Networks Co., Ltd.		695		—		—		113		55,216		3,431
Innoace Co., Ltd.		—		—		—		—		1,747		2,291
SK Telesys Co., Ltd.		1,786		—		—		—		64,017		—
Others		717		—		—		—		1,351		899

Total	~~W~~	36,735	~~W~~	575	~~W~~	4,132	~~W~~	627	~~W~~	181,959	~~W~~	18,425

	As of December 31, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	3,560	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	7,962	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		535		—		—		—		7,255		5,459
SK Wyverns Baseball Club Co., Ltd.		475		1,150		4,132		—		—		—
Global Credit & Information Co., Ltd.		82		—		—		—		7,645		—
PAXNet Co., Ltd.		121		—		—		—		913		—
SK Telink Co., Ltd.		4,352		—		—		—		2,209		955
SLD Telecom PTE Ltd.		10,948		—		—		—		—		—
SK Telecom International Inc.		—		—		—		—		1,673		—
Others		16		—		—		—		564		—

Equity Method Investees:
SK C&C Co., Ltd.		650		—		—		—		86,332		346
Helio, LLC.		13,335		—		—		—		—		—
TU Media Corp.		6,369		—		—		—		886		3,016
Others		4,316		—		—		—		4,053		226

Others:
SK Engineering & Construction Co., Ltd.		258		—		—		—		1,635		942
SK Networks Co., Ltd.		771		—		—		113		69,546		3,010
Innoace Co., Ltd.		1		—		—		—		13,574		2,291
SK Telesys Co., Ltd.		12		—		—		—		51,531		—
Others		847		—		—		900		12,078		—

Total	~~W~~	46,648	~~W~~	1,150	~~W~~	4,132	~~W~~	1,304	~~W~~	267,856	~~W~~	22,419

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	For the three months ended						For the six months ended
	June 30, 2007						June 30, 2007
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
12 Registered directors (including outside directors)	~~W~~	558	~~W~~	141	~~W~~	699	~~W~~	3,711	~~W~~	440	~~W~~	4,151

	For the three months ended						For the six months ended
	June 30, 2006						June 30, 2006
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
12 Registered directors (including outside directors)	~~W~~	542	~~W~~	136	~~W~~	678	~~W~~	3,180	~~W~~	662	~~W~~	3,842

In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. During the six months ended June 30, 2007, the exercisable period elapsed and those stock options representing 15,110 shares have expired.
23. PROVISION FOR MILEAGE POINTS
The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points usage duration since balance sheet date.
Details of change in the provisions for such mileage points for the six months ended June 30, 2007 and 2006 are as follows (In millions of Korean won):

	June 30, 2007		June 30, 2006
	(Note a)		(Note a)
Beginning balance	~~W~~	52,593	~~W~~	52,172
Increase		3,888		5,606
Decrease (used points)		(5,424)		(6,093)
Decrease (reversal of provision for mileage points)		(24,009)		—

Ending balance	~~W~~	27,048	~~W~~	51,685

(Note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17 [See Note 2(p)], Rainbow Points provision is recorded at the present value.

Rainbow Points expire after 5 years. The expected year when unused Rainbow Points as of Jun 30, 2007 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected year	Estimated amount to be paid
Of the usage (Note b)	In nominal value (Note b)		Current value (Note b)
Within June 2008	~~W~~	13,157	~~W~~	12,446
Within June 2009		7,809		6,988
Within June 2010		4,713		3,990
Within June 2011		2,868		2,297
Within June 2012		1,752		1,327

Ending balance	~~W~~	30,299	~~W~~	27,048

(Note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
24. DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2007, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~16,807 million (excluding tax effect totaling ~~W~~6,375 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~66,306 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2007, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~3,523 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~2,120 million) was accounted for as accumulated other comprehensive income.

b.	Currency swap contract to which the cash flow hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~840 million for the six months ended June 30, 2007 and loss on valuation of currency swap of ~~W~~9,125 million for the six months ended June 30, 2006 was charged to current operations.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank, Korea Exchange Bank, Woori Bank, Shinhan Bank, Citibank and Barclays Bank to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom which was acquired on July 5, 2006. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~928 million for the six months ended June 30, 2007 was charged to current operations.

c.	Interest rate swap

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of June 30, 2007, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,128 million (excluding tax effect totaling ~~W~~427 million) was accounted for as other comprehensive income.

As of June 30, 2007, fair values of above derivatives recorded in long-term liabilities and details of derivative instruments as of June 30, 2007 are as follows (In thousands of U.S. dollars and millions of Korean won):

				Fair value
				Designated
		Face	Duration	as cash		Not
Type	Hedged item	Amount	of contract	flow hedge		designated		Total
Current assets:
Fix-to-fixed cross	U.S. dollar denominated
currency swap	convertible bond issued by		July 5, 2006
	China Unicom	US$1,000,000	~ July 5, 2007	~~W~~	—	~~W~~	15,732	~~W~~	15,732

				~~W~~	—	~~W~~	15,732	~~W~~	15,732

Non-current assets:
Floating-to-fixed cross currency	U.S. dollar denominated		October 10, 2006
interest rate swap	long-term borrowings	US$100,000	~October 10, 2013	~~W~~	1,403	~~W~~	—	~~W~~	1,403
Floating-to-fixed	Long-term floating rate		June 29, 2006
interest rate swap	discounted bill	~~W~~200,000	~ June 29, 2010		1,555		—		1,555

				~~W~~	2,958	~~W~~	—	~~W~~	2,958

Non-current liabilities:
Fix-to-fixed cross	U.S. dollar denominated		March 23, 2004
currency swap	bonds	US$300,000	~ April 1, 2011	~~W~~	89,488	~~W~~	—	~~W~~	89,488
Fix-to-fixed cross	U.S. dollar denominated		May 27, 2004
currency swap	convertible bond	US$100,000	~ May 27, 2009		—		23,343		23,343

				~~W~~	89,488	~~W~~	23,343	~~W~~	112,831

25. COMMITMENTS
In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$220 million from 2005 through June 30, 2007 (to maintain 50% of equity interest in the Joint venture Company). In addition, the Company has invested US$30,000,000 in SK Telecom USA Holdings, Inc. on July 25, 2007 in accordance with the resolution of the Company’s board of directors dated June 29, 2007, which has approved additional investment of up to US$100,000 million in SK Telecom USA Holdings, Inc. Helio, LLC launched cellular voice and data services extensively across the United States of America in May 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

26. STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method and significant non-cash transactions for the three months and six months ended June 30, 2006 are as follows (In millions of Korean won):

	For the three months		For the six months
	ended June 30, 2006		ended June 30, 2006
Conversion of convertible bonds	~~W~~	21,575	~~W~~	21,575
There was no significant non-cash transaction for the three months and six months ended June 30, 2007.
27. SUBSEQUENT EVENTS
a.	Interim dividend

On July 27, 2007, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~72,667 million. The ex-dividend date was June 30, 2007 and the interim dividends are expected to be paid within twenty days after the date of the board of directors’ resolution.

b.	Issued unguaranteed US dollar denominated bonds

In accordance with the resolution of the Company’s board of directors dated June 29, 2007, the Company issued unguaranteed US dollar denominated bonds with face amounts totaling US$400 million on July 20, 2007 for US$ 395.2 million. The bonds bear an annual rate of 6.625% and will be repaid in full at its maturity of July 20, 2027.

c.	Acquisition of equity interest in Ntreeve Soft Co., Ltd.

In accordance with the resolution of the Company’s board of directors dated June 29, 2007, for the purpose of strengthen the Company’s game baseness, the Company acquired 1,440,720 shares of Ntreev Soft Co., Ltd.’s common stock from the management and employees of IHQ, Inc. at the price of ~~W~~16,019 per share (total acquisition cost of ~~W~~23,079 million) on July 9, 2007. And, the Company purchased additional 624,250 shares of Ntreev Soft Co., Ltd.’s newly issued common stock at the price of ~~W~~16,019 per share (total acquisition cost of ~~W~~10,000 million) on July 16, 2007. As a result, the Company owned 66.7% shareholder interest in Ntreev Soft Co., Ltd.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President
Date: October 31, 2007